

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2010

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): __.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): _X_.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number

1	Interim Report for the six months ended June 30, 2010.

FORWARD-LOOKING STATEMENTS

This interim report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements may include, without limitation, statements relating to the Company's competitive position; the Company's business strategies and plans, including those relating to the Company's networks, services and products, as well as sales and marketing, in particular, such networks, services and products, sales and marketing in respect of the Company's 3G business; the Company's future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this interim report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;
- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
- changes in telecommunications and related technologies and applications based on such technologies;
- the level of demand for telecommunications services, in particular, 3G services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- effects of competition on the demand and price of the Company's telecommunications services;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
- effects of the Company's restructuring and integration following the completion of the Company's merger with China Netcom Group Corporation (Hong Kong) Limited;
- effects of the Company's adjustments in its business strategies relating to the personal handyphone system, or PHS, business;
- effects of the Company's acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
- changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;
- changes in the political, economic, legal and social conditions in the PRC, including the PRC Government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
- the recovery from the recent global economic downturn inside and outside the PRC.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: September 6, 2010

By: ______________________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer



Interim Report 2010


China
unicom中国联通

CHINA UNICOM (HONG KONG) LIMITED
Incorporated in Hong Kong with limited liability

Stock Code: 0762

www.chinaunicom.com.hk

China Unicom (Hong Kong) Limited
75th Floor, The Center, 99 Queen's Road Central, Hong Kong
Tel (852) 2126 2018 Fax (852) 2126 2016







Contents

Chairman's Statement



Chang Xiaobing
Chairman & CEO

Dear Shareholders,

In the first half of 2010, the Company actively adapted to market changes, further accelerated the market expansion for its key businesses, strengthened operational support capability, enhanced implementation and execution. The Company's operations and development continued to maintain a positive trend.

Financial performance

In the first half of 2010, revenue of the Company totaled RMB82.11 billion, representing an increase of 7.6% over the same period last year. Telecommunications service revenue (excluding upfront connection fee, same hereafter) would be RMB79.10 billion, representing an increase of 6.6% over the same period last year. Revenue from the mobile business (Note 1) was RMB41.05 billion, representing an increase of 17.7% over the same period last year, and telecommunications service revenue was RMB39.09 billion, representing an increase of 14.3% over the same period last year. Revenue from the fixed-line business (Note 1) was RMB40.11 billion, representing a decrease of 2.4% over the same period last year, and telecommunications service revenue was RMB39.48 billion, representing a decrease of 1.1% over the same period last year.

As the Company's 3G business was still at the initial stage of operation, the revenue from the 3G business could not cover 3G network operation and maintenance, asset depreciation and marketing costs. As a result of the above reason coupled with a decline in the fixed-line voice business, the Company's EBITDA for the first half of the year was RMB30.33 billion, representing a decrease of 5.1% over the same period last year. Profit for the period was RMB2.53 billion, representing a decrease of 61.8% over the same period last year. Basic earnings per share was RMB0.11.

As at 30 June 2010, total interest-bearing debts of the Company were RMB77.03 billion. Debt-to-capitalisation ratio was 27.5%. The Company's debt-to-capitalisation structure was solid.

Business performance

In the first half of 2010, the Company's 3G and fixed-line broadband businesses developed rapidly. The GSM business remained steady and the fixed-line voice business experienced a slowdown in its decline. While the overall revenue saw a faster growth, the user mix, business and revenue structure continued to improve.

Driven by the 3G business, the mobile business grew rapidly. In the first half of the year, the Company's 3G business developed rapidly with telecommunications service revenue of RMB3.97 billion. The GSM business developed steadily with telecommunications service revenue of RMB35.12 billion, representing an increase of 2.7% over the same period last year. The consolidated ARPU of mobile subscribers was RMB42.9, representing an increase of 2.9% over the same period last year, of which the ARPU of 3G subscribers was RMB134.0 and remained at a relatively high level. The ARPU of GSM subscribers was RMB39.8, representing a decrease of 4.6% over the same period last year.

In the first half of the year, the Company actively adapted to changes in the market and customer demand, made a series of optimization adjustments to the 3G marketing strategy, optimized the tariff structure and increased subsidies, which effectively drove the growth of subscribers. The Company further changed the sales model, improved the channel incentive mechanism, strengthened cooperation with quality social channels, and as a result significantly enhanced channel sales capability and sales initiative. The Company also actively carried out data services marketing and gradually developed subscribers' services consumption habit. The volume of services such as mobile newspaper, mobile mailbox, mobile music, mobile TV and mobile Internet grew steadily. The research and development and trial operation in respect of services such as mobile reading, application store and mobile payment proceeded smoothly. The Company also strengthened the development and implementation of 3G industry application products, such as the launch of mobile office, mobile security and intelligent public transportation applications, and achieved breakthroughs in the areas of banking security, car manufacturing and government industries. In the first half of the year, the net additions of 3G subscribers were 4.818 million, taking the total subscriber number to 7.560 million, of which subscribers with handset purchase accounted for 91.9%.

To fully leverage the advantages of the rich variety and the high performance-price ratio of WCDMA handsets, and following the cooperation with Apple on the launch of iPhone, the Company successively launched LePhone and various intelligent terminals. As a result, the Company has preliminarily formed an intelligent terminal product family which can meet the needs of customers with different purchasing power.

As for the GSM business, the Company insisted on emphasizing both development and maintenance, actively facilitated fixed-line and mobile bundled sales and the development of integrated businesses, reinforced the marketing of value-added services focusing on SMS, "Cool Ringtone" and GPRS services and continued to increase the effectiveness of GSM subscriber development. In the first half of the year, the net additions of GSM subscribers were 4.557 million, taking the total subscriber number to 149.402 million, representing an increase of 6.4% over the same period last year. Revenue from the GSM non-voice business accounted for 29.3% of the revenue from the GSM telecommunications services, representing an increase of 2.1 percentage points over the same period last year.

The fixed-line business experienced a slowdown in its decline and the business structure continued to improve. In the first half of the year, the Company's fixed-line broadband business grew rapidly with a revenue of RMB14.47 billion, representing an increase of 23.4% over the same period last year. Revenue from the fixed-line voice business (Note 2) was RMB21.26 billion, representing a decrease of 12.2% over the same period last year. The Company saw a slowdown of the decline in its fixed-line business. Revenue from the fixed-line non-voice business accounted for 53.5% of fixed-line telecommunications service revenue, representing an increase of 6.3 percentage points over the same period last year. The fixed-line broadband business accounted for 36.7% of fixed-line telecommunications service revenue, representing an increase of 7.3 percentage points over the same period last year.

The Company continued to push forward the broadband upgrade and speed enhancement, continuously enriched content and application, actively explored the incremental markets such as schools and villages, increased the broadband subscriber penetration rate, and facilitated a faster growth in broadband subscribers and revenue. In the first half of the year, the net additions of fixed-line broadband subscribers were 5.209 million, taking the total subscriber number to 43.759 million, representing an increase of 25.3% over the same period last year. The ARPU of subscribers was RMB58.5, representing a decrease of 2.8% over the same period last year.

As for the fixed-line voice business, the Company actively marketed fixed-line voice packages and value-added services, promoted unified account package services featuring airtime sharing and single bill payment. As a result, the Company increased customer value and customer loyalty, and reduced the loss of fixed-line voice business. In the first half of the year, the loss of local telephone subscribers was 1.970 million and the total number of subscribers was 100.852 million, representing a decrease of 7.0% over the same period last year. Of which, the net additions of fixed-line voice subscribers were 526,000, taking the total subscriber number to 84.606 million. The loss of PHS subscribers was 2.496 million and the total number of subscribers was 16.246 million.

Network construction

In the first half of 2010, the Company continued to construct the 3G premium network and optimize the GSM network, and also focused on optical fibre access network construction to facilitate broadband upgrading and speed enhancement. As at 30 June 2010, there were 153,000 3G base stations and 442,000 carrier sectors, representing an increase of 127.8% and 92.7% over the same period last year respectively. The coverage of 3G networks at county level reached 95%. GSM base stations reached 306,000, representing an increase of 24.1% over the same period last year. The percentage of fixed-line broadband access of 4M above reached 75%. Meanwhile, the Company continued to actively optimize mobile networks to further expand the coverage of international roaming services, and strengthen the operational support capability of networks.

Brand and services

In the first half of 2010, the Company further integrated products, channels and services and other resources to enhance corporate brand and promote the "WO" brand. The Company also created wonderful "WO" experience for customers under the annual theme of "Wonderful Moment with Wonderful WO", and gradually established the image of the "WO" brand as the "Leading Brand in the 3G Market" among consumers. Accordingly, the recognition and reputation of the "WO" brand were further enhanced.

The Company actively promoted service innovation, and established the 3G customer liaison centre and the 3G dedicated service model based on its main goal of achieving a leading position in 3G service. The Company also optimized its full-service graded service system, and established a service quality monitoring and control system covering the full range of services and service procedures, resulting in a continued improvement in customer awareness.

Management reform

In the first half of 2010, the Company further improved the organizational structure, consolidated the sales department through integration, optimized the staffing for the team of corporate clients, and enhanced channel sales capability. The Company also established the branch company for networks, and integrated the construction, operation and maintenance of the fixed-line and mobile networks. Meanwhile, the Company continuously explored to establish a scientific and effective incentive mechanism so as to motivate employees and increase the operating efficiency.

The Company continued to improve its IT management standard. In the first half of the year, the business support system was further optimized. In particular, the Company fully implemented the ESS system and officially launched the ERP core system, which provided strong support for the reform in management and operation.

Outlook

2010 is a critical year for the Company to enhance its market position and expedite the change in the operating model. The Company has made becoming "innovation and service leader for information lifestyle" as its development vision and will concentrate on implementing the "strategies of achieving a leading position in 3G and integrated innovation", focus on growth and increase efficiency in the next few years. In the second half of the year, the Company's major operating moves focusing on the implementation and execution of strategies include:

For the mobile business, the Company will accelerate the

Chairman's Statement

construction of the 3G premium network, continue to improve the GSM network, and ensure a continued improvement in network capacity and network quality. The Company will also further optimize the 3G business marketing strategy, enrich the offerings of 3G intelligent terminals, motivate sales channels, and promote the continuous rapid development of the 3G business. In addition, the Company will transform the operating model for the GSM business, increase the effectiveness of subscriber development, and facilitate the steady development of the GSM business. In the second half of the year, the Company will continue to maintain the rapid growth of its overall mobile business and improve the subscriber mix and revenue structure.

For the fixed-line business, the Company will further increase its investment in the fixed-line broadband network, continue to construct high-performance broadband and basic transmission networks; and enhance the overall marketing and service capabilities of the fixed-line broadband business. In the second half of the year, the Company will continue to maintain the rapid growth of the fixed-line broadband business, further mitigate the revenue decline of the fixed-line business, and achieve a further increase in the percentage of revenue from the fixed-line non-voice business.

As for the integrated and new businesses, the Company will accelerate the R & D and promotion of further product integration and industry application products. In the second half of the year, the Company will officially launch integrated products branded as "WO•Family" and realize new breakthroughs in core industry applications area. The Company will increase the sales efforts of new services such as mobile music and mobile TV and launch new services including application store and e-reading this year, so as to further enrich the 3G service applications and stimulate consumers' consumption on data service.

The Company will further improve its full-service graded service system to achieve a leading position in 3G services and continue to increase the IT management standard to satisfy the operating and management needs. The Company will also persist in management innovation, optimize resources allocation based on local networks, improve the incentive mechanism, stimulate operating spirit, and continue to optimize the cost structure, to steadily enhance the corporate value.

Lastly, on behalf of the Board, I would like to express my most sincere gratitude to friends from all communities for their long-term support to the development of the Company. Meanwhile, I would also like to express my heartfelt gratitude to the management and all staff members of the Company for their unremitting efforts on the development of the Company.



Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong, 26 August 2010

Note 1: Revenue from mobile business and the fixed-line business represents revenue from external customers excluding intersegment revenue.

Note 2: Fixed-line voice business includes the revenue from local voice service, long-distance service, fixed-line VAS, interconnection settlement and other internet related services.

Financial and Business Overview

I. Financial Overview

Revenue

In the first half of 2010, total revenue reached RMB82.11 billion, of which, telecommunications service revenue was RMB79.23 billion. Excluding the effects of deferred fixed-line upfront connection fees, total revenue and telecommunications service revenue would increase by 7.8% and 6.6%, respectively, as compared to the same period of last year.

Revenue from mobile business (Note 1) was RMB41.05 billion, up by 17.7% from the same period of last year, of which, telecommunications service revenue from mobile business was RMB39.09 billion, up by 14.3% from the same period of last year. Telecommunications service revenue from GSM business was RMB35.12 billion, up by 2.7% from the same period of last year. Net additions of GSM mobile subscribers were 4.557 million for the first half of 2010, monthly average minutes of usage ("MOU") per subscriber was 260.2 minutes, and monthly average revenue per user ("ARPU") was RMB39.8. Telecommunications service revenue from 3G business was RMB3.97 billion. Net additions of 3G subscribers were 4.818 million for the first half of 2010, MOU per subscriber was 638.5 minutes and ARPU was RMB134.0.

Revenue from the fixed-line business (Note 1) was RMB40.11 billion, down by 2.4% from the same period of last year, of which, if excluding the effects of deferred fixed-line upfront connection fees, telecommunications service revenue from the fixed-line business would be RMB39.48 billion and decrease by 1.1% from the same period of last year. Of which, telecommunications service revenue from broadband business was RMB14.47 billion, up by 23.4% from the same period of last year. Net additions of broadband subscribers were 5.209 million for the first half of 2010. ARPU of broadband business was RMB58.5. Telecommunications service revenue from the local telephone business was RMB18.08 billion, down by 13.6% compared with the same period of last year. Net reduction of local telephone subscribers (fixed-line telephone and Personal Handyphone System) was 1.97 million for the first half of 2010 and ARPU was RMB29.6.

Costs and Expenses and Others

In the first half of 2010, due to various factors including the launch of 3G services and the expansion of networks facilities and base stations, depreciation and amortization, networks, operations and support expenses and selling expenses grew faster. Total costs and expenses and others, including finance costs, interest income and other income-net, were RMB78.84 billion, up by 16.5% from the same period of last year. Depreciation and amortisation was RMB26.64 billion, increased by RMB3.28 billion or 14.1% from the same period of last year. Networks, operations and support expenses were RMB12.76 billion, increased by RMB1.75 billion or 15.9% from the same period of last year. Selling and marketing expenses were RMB11.34 billion, increased by RMB1.68 billion or 17.4% from the same period of last year. Handset subsidies relating to 3G business amounted to RMB1.17 billion which have been recorded in the first half of 2010. After the Company enhanced its 3G handset subsidy policy in May 2010, such subsidies for May 2010 and June 2010 were RMB0.34 billion and RMB0.44 billion, respectively.

Earnings

In the first half of 2010, EBITDA (Note 2) was RMB30.33 billion, profit before income tax was RMB3.27 billion and profit for the period was RMB2.53 billion. Basic earnings per share was RMB0.11. Adjusted profit for the period (Note 3) would be RMB2.40 billion, down by 62.2% as compared to the same period of last year. Adjusted EBITDA (Note 2) would be RMB30.19 billion, down by 4.7% as compared to the same period of last year. Adjusted EBITDA margin (adjusted EBITDA as a percentage of the total revenue) would be 36.8%.

Capital Expenditures and Free Cash Flows

In the first half of 2010, capital expenditures totaled RMB33.32 billion. Free cash flows (representing net cash flows from operating activities minus capital expenditures) were RMB-2.23 billion.

Balance Sheet

Liabilities-to-assets ratio (Note 4) changed from 50.5% as at 31 December 2009 to 51.2% as at 30 June 2010. Debt-to-capitalisation ratio (Note 5) changed from 26.5% as at 31 December 2009 to 27.5% as at 30 June 2010.

II. Business Overview

Mobile Business

GSM Business

In the first half of 2010, the Company strived to capture new subscribers while retaining existing subscribers. At the same time, the Company continued to improve customer services. Overall, the GSM business maintained steady growth. In the first half of 2010, the net additions of GSM subscribers were 4.557 million; as at 30 June 2010, the total number of GSM subscribers reached 149.402 million. In the first half of 2010, the total GSM voice usage amounted to 229.82 billion minutes, representing an increase of 12.2% over the same period last year; the average minutes of usage ("MOU") per subscriber per month was 260.2 minutes, representing a growth of 4.5% over the same period last year; the average revenue per user ("ARPU") per month was RMB39.8, representing a decrease of 4.6% over the same period last year.

In the first half of 2010, the Company actively promoted the mobile data business and increased the penetration rates of the GPRS, "Cool Ringtone" and SMS services. As a result, the Company maintained a rapid growth in the GSM value-added services ("VAS") business. In the first half of 2010, the net additions of GPRS subscribers were 6.34 million; as at 30 June 2010, the total number of GPRS subscribers reached 51.129 million, representing an increase of 27.9% over the same period last year. In the first half of 2010, the net additions of "Cool Ringtone" subscribers were 5.361 million; as at 30 June 2010, the total number of"Cool Ringtone" subscribers amounted to 54.581 million, representing a growth of 10.6% over the same period last year. In the first half of 2010, the net additions of MMS subscribers were 1.651 million; as at 30 June 2010, the total number of MMS subscribers reached 12.445 million, representing an increase of 30.6% over the same period last year.

3G Business

In the first half of 2010, the Company continued to develop its leading positions in networks, customer care and services, and maintain its unified strategies in brands, services, tariffs, packaging, handset policies and customer care standards. Moreover, the Company has optimized tariffs of service plans and sales and marketing strategies, diversified 3G smartphones portfolio, so as to provide customers with more flexible service options with more varieties and at more favorable prices. In addition, to satisfy customers' demand for comprehensive information services, the Company further enhanced its integrated service capability to cover an extensive range of service areas, including handsets, voice, data, and application services. In particular, the Company achieved substantial progress in developing certain service applications, including mobile office, mobile stocks and informatization of automobile. Overall, the Company achieved a steady and fast growth in the 3G business. In the first half of 2010, the net additions of 3G subscribers were 4.818 million. As at 30 June 2010, the total number of 3G subscribers amounted to 7.56 million; the total number of 3G mobile mailbox subscribers reached 5.444 million; and the total number of 3G MMS subscribers reached 1.169 million. In the first half of 2010, the total 3G voice usage amounted to 16.94 billion minutes, MOU was 638.5 minutes, ARPU was RMB134.0.

Fixed-line Business

Fixed-line Broadband and Data Communication Businesses

In the first half of 2010, the Company increased its marketing efforts in promoting the broadband access speed upgrade, continued to expand fixed-line application service offering, and further enhanced its sales and marketing and service capabilities in the urban, rural and campus markets. As a result, the broadband business achieved rapid growth. In the first half of 2010, the net additions of fixed-line broadband subscribers were 5.209 million; as at 30 June 2010, the total number of fixed-line broadband subscribers reached 43.759 million, representing an increase of 25.3% over the same period last year. Subscribers with 2M-and-above bandwidth accounted for 84.8% of all fixed-line broadband subscribers, representing an increase of 15.4 percentage points over the corresponding period last year. In the first half of 2010, the total number of subscribers of broadband content and applications reached 18.129 million and accounted for 41.4% of all fixed-line broadband subscribers, representing an increase of 21.0 percentage points over the same period last year; ARPU of fixed-line broadband was RMB58.5, representing a decline of 2.8% over the corresponding period last year.

Fixed-line Voice Business

The Company actively promoted its integrated business, continued to develop voice value-added services, and endeavored to mitigate the decline of its fixed-line business through service bundles and voice minutes package promotion. As at 30 June 2010, the total number of local access subscribers was 100.852 million, representing a decrease of 7.0% over the same period last year, down by 1.97 million from the end of last year. In the first half of 2010, the churn rate of local access subscribers was 6.7%, representing a decline of 0.3 percentage points over the same period last year; MOU was 133.2 minutes, representing a decrease of 8.8% over the corresponding period last year; ARPU was RMB29.6, representing a decline of 7.5% over the same period last year.

Sales and Marketing

Branding

In the first half of 2010, the Company continued to execute its full-service branding strategy, so as to enhance an innovation corporate image. Focusing on the full-service brand "WO", the Company successfully improved brand recognition through promoting the brand with a theme of "Wonderful Moment with Wonderful WO" during the 2010 FIFA World Cup and the Shanghai World Expo 2010. Through user experience focused marketing for certain key services, the Company further accelerated the 3G business development.

Sales and Marketing Channels

In the first half of 2010, the Company continued to optimize its distribution channels for its full range of telecommunications services, and improved the sales capability of those channels. For instance, the Company further enhanced its self-owned distribution channels, assessed the efficiency of self-owned sales outlets and emphasized on training of experience marketing for the front-line sales personnel. As a result, the Company improved the sales capability of its self-owned sales distribution channels. In the first half of 2010, subscribers acquired from the Company's self-owned channels accounted for 28.9% of the total mobile acquisitions. In addition, the Company further expanded independent channels by strengthening its cooperation with the main stream independent channels, coupled with the efforts in promoting smartphone service plans and expanding into premium sales outlets that sell mobile phones, home appliances and IT products. Meanwhile, the Company improved the productivity of, and provided incentives to, the sale force of those independent channels. In the first half of 2010, 3G subscribers acquired from independent channels accounted for 35.0% of the total 3G subscribers. Moreover, the Company accelerated its electronic channel development, as a result, the e-sales service management system ("ESS"), online stores, mobile stores and self-service terminals ("ECS system") have all facilitated the Company's sales and management support of the GSM, 3G and fixed-line services, and provided effective support for its business development. In the first half of 2010, subscribers acquired from the e-sales channels amounted to 610,000, and sales from the "One Card Recharge" service accounted for 30% of the total e-sales. Overall, the synergy between the e-sales channels and traditional sales channels has effectively improved the quality of the customer services.

Customer Care

In the first half of 2010, in order to enhance its customer care quality, the Company continued to optimize its customer care system in aspects of service standards, service levels and featured services. In addition, the Company pushed forward the integration of customer care, retention and sales and marketing activities, and enhanced its service monitoring mechanism. Moreover, the Company created a 3G-dedicated customer care model by setting up 3G customer hotlines and VIP customer service teams, establishing mechanisms for resource allocations, process management and control as well as information sharing. The new measures provided customer service support to the sales and marketing of the 3G business.

Note 1: Revenue from mobile business and the fixed-line business represents revenues from external customers, excluding intersegment revenue.

Note 2: EBITDA represents profit for the period before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Adjusted EBITDA represents EBITDA excluding the effects of deferred fixed-line upfront connection fees. From the perspective of cash flows, the above connection fees are not considered as the Company's operating performance, the Company therefore believes that adjusted EBITDA excluding the above connection fees not only could provide more meaningful supplemental information to management and investors, but also facilitate them to evaluate the Company's performance and liquidity.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect operating performance, financial capability and liquidity, they should be considered in addition to, and are not substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles ("GAAP") as they do not have any standardised meaning under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Note 3: Adjusted profit for the period represents profit for the period excluding the effects of deferred fixed-line upfront connection fees.

Note 4: Liabilities-to-assets ratio represents total liabilities over total assets.

Note 5: Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.

 

Unaudited Condensed Consolidated Interim Financial Information

Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2010

(All amounts in Renminbi ("RMB") millions)

	Note	30 June 2010	31 December 2009
ASSETS			
Non-current assets			
Property, plant and equipment	5	**357,654**	351,157
Lease prepayments		**7,669**	7,729
Goodwill		**2,771**	2,771
Deferred income tax assets	6	**5,732**	5,202
Available-for-sale financial assets	7	**5,280**	7,977
Other assets	8	**11,611**	11,596
		390,717	386,432
Current assets			
Inventories and consumables	9	**2,330**	2,412
Accounts receivable, net	10	**9,583**	8,825
Prepayments and other current assets	11	**4,816**	4,252
Amounts due from related parties	28.1	**37**	53
Amounts due from domestic carriers	28.2	**1,281**	1,134
Proceeds receivable for disposal of the CDMA business	28.2	**—**	5,121
Short-term bank deposits		**1,102**	996
Cash and cash equivalents		**6,821**	7,820
		25,970	30,613
Total assets		**416,687**	417,045
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	12	**2,310**	2,310
Share premium	12	**173,435**	173,435
Reserves		**(19,987)**	(18,088)
Retained profits			
– Proposed 2009 final dividend	26	**—**	3,770
– Others		**47,460**	45,038
		203,218	206,465
Non-controlling interest		**2**	2
Total equity		**203,220**	206,467

Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2010

(All amounts in RMB millions)

	Note	**30 June 2010**	31 December 2009
LIABILITIES			
Non-current liabilities			
Long-term bank loans	13	**687**	759
Corporate bonds	14	**7,000**	7,000
Promissory note	15	**3,000**	—
Deferred income tax liabilities	6	**18**	245
Deferred revenue		**2,434**	2,562
Other obligations		**183**	187
		13,322	10,753
Current liabilities			
Accounts payables and accrued liabilities	16	**101,001**	104,072
Taxes payable		**1,012**	912
Amounts due to ultimate holding company	28.1	**249**	308
Amounts due to related parties	28.1	**4,497**	5,438
Amounts due to domestic carriers	28.2	**922**	1,136
Payables in relation to disposal of the CDMA business	28.2	**—**	7
Dividend payable	26	**1,621**	331
Commercial paper	17	**15,000**	—
Short-term bank loans	18	**49,089**	63,909
Current portion of long-term bank loans	13	**57**	62
Current portion of deferred revenue		**1,194**	1,397
Current portion of other obligations		**2,533**	2,534
Advances from customers		**22,970**	19,719
		200,145	199,825
Total liabilities		**213,467**	210,578
Total equity and liabilities		**416,687**	417,045
Net current liabilities		**(174,175)**	(169,212)
Total assets less current liabilities		**216,542**	217,220

The notes on pages 17 to 46 are an integral part of this unaudited condensed consolidated interim financial information.



Unaudited Condensed Consolidated Interim Statement of Income

For the six months ended 30 June 2010
(All amounts in RMB millions, except per share data)

	Note	Six months ended 30 June	
		2010	2009
Revenue	19	**82,113**	76,319
Interconnection charges		**(6,479)**	(6,240)
Depreciation and amortisation		**(26,641)**	(23,358)
Networks, operations and support expenses	20	**(12,759)**	(11,013)
Employee benefit expenses	21	**(11,572)**	(10,546)
Other operating expenses	22	**(20,977)**	(16,551)
Finance costs	23	**(864)**	(363)
Interest income		**40**	51
Other income - net	24	**408**	331
Profit before income tax		**3,269**	8,630
Income tax expenses	6	**(743)**	(2,014)
Profit for the period		**2,526**	6,616
Attributable to:			
Equity holders of the Company		**2,526**	6,616
Non-controlling interest		**—**	—
		2,526	6,616
Basic earnings per share (RMB)	27	**0.11**	0.28
Diluted earnings per share (RMB)	27	**0.11**	0.28

The notes on pages 17 to 46 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

For the six months ended 30 June 2010

(All amounts in RMB millions)

	Six months ended 30 June	
	2010	2009
Profit for the period	**2,526**	6,616
Other comprehensive (loss)/ income		
Fair value (losses)/gains on available-for-sale financial assets	**(2,710)**	86
Tax effect on fair value losses/(gains) on available-for-sale financial assets	**671**	(7)
Fair value (losses)/gains on available-for-sale financial assets, net of tax	**(2,039)**	79
Currency translation differences	**(17)**	6
Other comprehensive (loss)/ income for the period, net of tax	**(2,056)**	85
Total comprehensive income for the period	**470**	6,701
Total comprehensive income attributable to:		
Equity holders of the Company	**470**	6,701
Non-controlling interest	**—**	—
	470	6,701

The notes on pages 17 to 46 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the six months ended 30 June 2010
(All amounts in RMB millions)

	Attributable to equity holders of the Company											
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available-for-sale fair value reserve	Statutory reserves	Other reserves	Retained profits	Total	Non-controlling interest	Total equity
Balance at 1 January 2009	2,329	166,784	–	540	161	44	22,992	(39,201)	54,076	207,725	2	207,727
Total comprehensive income for the period	–	–	–	–	–	79	–	6	6,616	6,701	–	6,701
Transfer to retained profits in respect of depreciation on revalued assets	–	–	–	–	(28)	–	–	–	28	–	–	–
Transfer to statutory reserves	–	–	–	–	–	–	283	–	(283)	–	–	–
Transfer of profit of entities under common control to ultimate holding company in relation to 2009 Business Combination (Note 28.1(b))	–	–	–	–	–	–	–	–	(64)	(64)	–	(64)
Consideration for 2009 Business Combination under common control	–	–	–	–	–	–	–	(3,896)	–	(3,896)	–	(3,896)
Equity-settled share option schemes: -Value of employee services	–	–	–	21	–	–	–	–	–	21	–	21
Dividends relating to 2008 (Note 26)	–	–	–	–	–	–	–	–	(4,754)	(4,754)	–	(4,754)
Balance at 30 June 2009	2,329	166,784	–	561	133	123	23,275	(43,091)	55,619	205,733	2	205,735
Balance at 1 January 2010	2,310	173,435	79	567	106	6	24,251	(43,097)	48,808	206,465	2	206,467
Total comprehensive (loss)/ income for the period	–	–	–	–	–	(2,039)	–	(17)	2,526	470	–	470
Transfer to retained profits in respect of depreciation on revalued assets	–	–	–	–	(26)	–	–	–	26	–	–	–
Transfer to statutory reserves	–	–	–	–	–	–	130	–	(130)	–	–	–
Equity-settled share option schemes: -Value of employee services	–	–	–	53	–	–	–	–	–	53	–	53
Dividends relating to 2009 (Note 26)	–	–	–	–	–	–	–	–	(3,770)	(3,770)	–	(3,770)
Balance at 30 June 2010	2,310	173,435	79	620	80	(2,033)	24,381	(43,114)	47,460	203,218	2	203,220

The notes on pages 17 to 46 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended 30 June 2010

(All amounts in RMB millions)

	Note	Six months ended 30 June	
		2010	2009
Net cash inflow from operating activities		**31,089**	31,417
Net cash outflow from investing activities	(a)	**(32,737)**	(31,527)
Net cash inflow/(outflow) from financing activities		**649**	(2,402)
Net decrease in cash and cash equivalents		**(999)**	(2,512)
Cash and cash equivalents, beginning of period		**7,820**	10,237
Cash and cash equivalents, end of period		**6,821**	7,725
Analysis of the balances of cash and cash equivalents:			
Cash balances		**7**	9
Bank balances		**6,814**	7,716
		6,821	7,725

(a) The amount of net cash outflow from investing activities for the six months ended 30 June 2010 included the proceeds of approximately RMB5,121 million (for the six months ended 30 June 2009: approximately RMB4,239 million) received in relation to disposal of the CDMA business in 2008.

The notes on pages 17 to 46 are an integral part of this unaudited condensed consolidated interim financial information.

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company are investment holding and the Company's subsidiaries are principally engaged in the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the "Mobile business", the services aforementioned other than the Mobile business is hereinafter collectively referred to as the "Fixed-line business". The Company and its subsidiaries are hereinafter referred to as the "Group".

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited ("Unicom BVI") and China Netcom Group Corporation (BVI) Limited ("Netcom BVI"). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited ("A Share Company", a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). Netcom BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

2. BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2010 has been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim financial reporting" issued by the International Accounting Standards Board ("IASB"). IAS 34 is consistent with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2010 and 2009 has not been audited by the auditors, and the financial information for the year ended 31 December 2009 is extracted from the audited financial statements as set out in the Company's 2009 annual report.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2009. The Group's policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company's 2009 annual report.

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

2. BASIS OF PREPARATION (Continued)

Going Concern Assumption

As at 30 June 2010, current liabilities of the Group exceeded current assets by approximately RMB174.2 billion (31 December 2009: approximately RMB169.2 billion). Given the current global economic conditions and the Group's expected capital expenditures in the foreseeable future, management has comprehensively considered the Group's available sources of funds as follows:

- The Group's continuous net cash inflow from operating activities;
- Revolving banking facilities of approximately RMB122.3 billion, of which approximately RMB84.0 billion was unutilised as at 30 June 2010; and
- Other available sources of financing from domestic banks and other financial institutions given the Group's credit history.

In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and will consider the opportunities in the current capital market to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2010 has been prepared under the going concern basis.

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies adopted in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2009.

The following new/revised standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2010 and are applicable for the Group:

IFRS/HKFRS 2 (amendments), "Group cash-settled share-based payment transactions"
IFRS/HKFRS 3 (revised), "Business combinations"
IAS/HKAS 27 (revised), "Consolidated and separate financial statements"
IASB's improvements to IFRS/HKICPA's improvements to HKFRS:
  IAS/HKAS 7 (Amendment), "Cash flow statements"
  IAS/HKAS 17 (Amendment), "Leases"
  IAS/HKAS 36 (Amendment), "Impairment of assets"
  IAS/HKAS 38 (Amendment), "Intangible assets"

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The adoption of the above new/revised standards and amendments to standards did not have any significant impact on the Group's unaudited condensed consolidated interim financial information. In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are not effective for the financial year beginning 1 January 2010 and have not been early adopted by the Group. Management is assessing the impact of such new standards, amendments to standards and interpretations and will adopt the relevant standards, amendments to standards and interpretations in the subsequent periods as required.

4. SEGMENT INFORMATION

The Chief Operating Decision Maker (the "CODM") has been identified as the Board of Directors (the "BOD") of the Company which regularly reviews the Group's internal reporting in order to assess performance and allocate resources; and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group's operations comprise two operating segments based on the various types of telecommunications services mainly provided to customers in Mainland China.

The major operating segments of the Group are classified as follows:

- Mobile business - the provision of GSM and WCDMA cellular and related services primarily in all 31 provinces, municipalities and autonomous regions in Mainland China;

- Fixed-line business - the provision of fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services primarily in all 31 provinces, municipalities and autonomous regions in Mainland China.

The CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segment. The unallocated amounts primarily represent corporate and shared service expenses that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also include other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be identified to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities.

Revenues between segments are carried out on terms comparable to those conducted with external customers or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the unaudited condensed consolidated interim statement of income.

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

4. SEGMENT INFORMATION

4.1 Operating Segments

	Six months ended 30 June 2010					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Telecommunications service revenue	39,090	39,606	78,696	537	—	79,233
Information communication technology services and other revenue	51	437	488	421	—	909
Sales of telecommunications products	1,905	66	1,971	—	—	1,971
Total revenue from external customers	41,046	40,109	81,155	958	—	82,113
Intersegment revenue	92	2,118	2,210	319	(2,529)	—
Total revenue	41,138	42,227	83,365	1,277	(2,529)	82,113
Interconnection charges	(6,853)	(1,836)	(8,689)	—	2,210	(6,479)
Depreciation and amortisation	(11,257)	(14,331)	(25,588)	(1,089)	36	(26,641)
Networks, operations and support expenses	(1,395)	(4,232)	(5,627)	(7,134)	2	(12,759)
Employee benefit expenses	—	—	—	(11,679)	107	(11,572)
Other operating expenses	(8,462)	(4,335)	(12,797)	(8,287)	107	(20,977)
Finance costs	—	—	—	(959)	95	(864)
Interest income	—	—	—	135	(95)	40
Other income - net	—	—	—	408	—	408
Segment profit/(loss) before income tax	13,171	17,493	30,664	(27,328)	(67)	3,269
Income tax expenses						(743)
Profit for the period						2,526
Attributable to:						
Equity holders of the Company						2,526
Non-controlling interest						—
						2,526
Other information:						
Provision for doubtful debts	(932)	(472)	(1,404)	(3)		(1,407)
Capital expenditures for segment assets (a)	10,788	11,596	22,384	10,932		33,316

(All amounts in RMB millions unless otherwise stated)

4. SEGMENT INFORMATION (Continued)

4.1 Operating Segments (Continued)

	Six months ended 30 June 2009					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Telecommunications service revenue	34,194	40,192	74,386	127	–	74,513
Information communication technology services and other revenue	141	776	917	229	–	1,146
Sales of telecommunications products	544	116	660	–	–	660
Total revenue from external customers	34,879	41,084	75,963	356	–	76,319
Intersegment revenue	106	2,108	2,214	663	(2,877)	–
Total revenue	34,985	43,192	78,177	1,019	(2,877)	76,319
Interconnection charges	(6,335)	(2,110)	(8,445)	–	2,205	(6,240)
Depreciation and amortisation	(8,722)	(13,977)	(22,699)	(673)	14	(23,358)
Networks, operations and support expenses	(1,189)	(3,496)	(4,685)	(6,336)	8	(11,013)
Employee benefit expenses	–	–	–	(10,649)	103	(10,546)
Other operating expenses	(5,139)	(4,499)	(9,638)	(7,418)	505	(16,551)
Finance costs	–	–	–	(557)	194	(363)
Interest income	–	–	–	245	(194)	51
Other income - net	–	–	–	331	–	331
Segment profit/(loss) before income tax	13,600	19,110	32,710	(24,038)	(42)	8,630
Income tax expenses						(2,014)
Profit for the period						6,616
Attributable to:						
Equity holders of the Company						6,616
Non-controlling interest						–
						6,616
Other information:						
Provision for doubtful debts	(684)	(598)	(1,282)	–		(1,282)
Capital expenditures for segment assets (a)	21,120	7,338	28,458	8,791		37,249

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

4. SEGMENT INFORMATION (Continued)

4.1 Operating Segments (Continued)

	30 June 2010					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Total segment assets	**161,595**	**212,778**	**374,373**	**43,367**	**(1,053)**	**416,687**
Total segment liabilities	**66,116**	**40,342**	**106,458**	**107,668**	**(659)**	**213,467**

	31 December 2009					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Total segment assets	170,577	213,172	383,749	34,470	(1,174)	417,045
Total segment liabilities	74,411	51,066	125,477	85,948	(847)	210,578

(a) Capital expenditures under “unallocated amounts” represent capital expenditures on common facilities, which benefit all operating segments.

(All amounts in RMB millions unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the six months ended 30 June 2010 and 2009 are as follows:

	Six months ended 30 June 2010						
	Buildings	Telecommunications equipment of Mobile business	Telecommunications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress ("CIP")	Total
Cost or valuation:							
Beginning of period	49,364	206,923	369,023	41,414	1,886	64,172	732,782
Additions	26	113	253	51	112	31,635	32,190
Transfer from CIP	2,060	19,422	9,549	1,218	118	(32,367)	—
Disposals	(48)	(324)	(651)	(208)	(228)	—	(1,459)
End of period	51,402	226,134	378,174	42,475	1,888	63,440	763,513
Representing:							
At cost	51,402	226,134	—	—	—	63,440	340,976
At valuation	—	—	378,174	42,475	1,888	—	422,537
	51,402	226,134	378,174	42,475	1,888	63,440	763,513
Accumulated depreciation and impairment:							
Beginning of period	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)
Charge for the period	(968)	(7,857)	(14,309)	(2,238)	(184)	—	(25,556)
Disposals	46	282	567	199	228	—	1,322
End of period	(15,580)	(105,416)	(256,797)	(27,176)	(865)	(25)	(405,859)
Net book value:							
End of period	35,822	120,718	121,377	15,299	1,023	63,415	357,654
Beginning of period	34,706	109,082	125,968	16,277	977	64,147	351,157

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT (Continued)

	Six months ended 30 June 2009						
	Buildings	Tele-communications equipment of Mobile business	Tele-communications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress ("CIP")	Total
Cost or valuation:							
Beginning of period	45,688	163,279	345,143	38,194	1,658	40,871	634,833
Additions	272	65	695	20	142	36,055	37,249
Transfer from CIP	1,306	10,165	7,118	961	47	(19,597)	–
Disposals	(122)	(172)	(267)	(127)	(91)	–	(779)
End of period	47,144	173,337	352,689	39,048	1,756	57,329	671,303
Representing:							
At cost	47,144	173,337	–	–	–	57,329	277,810
At valuation	–	–	352,689	39,048	1,756	–	393,493
	47,144	173,337	352,689	39,048	1,756	57,329	671,303
Accumulated depreciation and impairment:							
Beginning of period	(13,085)	(95,942)	(217,482)	(21,990)	(822)	(43)	(349,364)
Charge for the period	(957)	(6,001)	(13,920)	(1,530)	(213)	–	(22,621)
Disposals	118	149	259	120	84	–	730
Impairment transfer out	–	–	–	–	–	6	6
End of period	(13,924)	(101,794)	(231,143)	(23,400)	(951)	(37)	(371,249)
Net book value:							
End of period	33,220	71,543	121,546	15,648	805	57,292	300,054
Beginning of period	32,603	67,337	127,661	16,204	836	40,828	285,469

As at 30 June 2010, the net book value of all the revalued property, plant and equipment would have been approximately RMB143,345 million (31 December 2009: approximately RMB149,960 million) had they been stated at cost less accumulated depreciation and accumulated impairment losses.

For the six months ended 30 June 2010, the Group recognised a loss on disposal of property, plant and equipment of approximately RMB48 million (for the six months ended 30 June 2009: approximately RMB7 million).

(All amounts in RMB millions unless otherwise stated)

6. TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2009: 16.5%) on the estimated assessable profit for the six months ended 30 June 2010. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profit for the six months ended 30 June 2010 at the rates of taxation prevailing in the jurisdictions in which the Group operates. The Company's subsidiaries operate mainly in Mainland China where the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2009: 25%).

	Six months ended 30 June	
	2010	2009
Provision for income tax on the estimated taxable profits for the period:		
– Hong Kong	**9**	7
– Outside Hong Kong	**820**	2,537
	829	2,544
Deferred taxation	**(86)**	(530)
Income tax expenses	**743**	2,014

Reconciliation between applicable statutory tax rate and the effective tax rate:

	Six months ended 30 June	
	2010	2009
Applicable PRC statutory tax rate	**25.0%**	25.0%
Non-deductible expenses	**1.3%**	0.6%
Non-taxable income		
– Upfront connection and installation fees arising from Fixed-line business	**(1.6%)**	(1.1%)
Impact of PRC preferential tax rates and tax holiday	**(0.8%)**	(0.5%)
Others	**(1.2%)**	(0.7%)
Effective tax rate	**22.7%**	23.3%

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

6. TAXATION (Continued)

The movement of the net deferred tax assets/liabilities is as follows:

	Six months ended 30 June	
	2010	2009
Net deferred tax assets after offsetting:		
Beginning of period	**5,202**	5,334
Deferred tax credited to the statement of income	**128**	532
Deferred tax credited/(charged) to equity	**402**	(7)
End of period	**5,732**	5,859
Net deferred tax liabilities after offsetting:		
Beginning of period	**(245)**	(16)
Deferred tax charged to the statement of income	**(42)**	(2)
Deferred tax credited to equity	**269**	—
End of period	**(18)**	(18)

7. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	30 June 2010	31 December 2009
Equity securities issued by corporates	**5,280**	7,977
Analysed by place of listing:		
Listed in the PRC	**139**	188
Listed outside the PRC	**5,141**	7,789
	5,280	7,977

For the six months ended 30 June 2010, losses on changes in fair value of available-for-sale financial assets amounted to approximately RMB2,710 million (for the six months ended 30 June 2009: gains of approximately RMB86 million). The losses, net of tax impact, of approximately RMB2,039 million (for the six months ended 30 June 2009: gains of approximately RMB79 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

(All amounts in RMB millions unless otherwise stated)

8. OTHER ASSETS

	30 June 2010	31 December 2009
Direct incremental costs for activating mobile subscribers	446	433
Installation costs of Fixed-line business	1,522	1,732
Prepaid rental for premises and leased lines	3,461	3,454
Purchased software	4,240	3,954
Others	1,942	2,023
	11,611	11,596

9. INVENTORIES AND CONSUMABLES

	30 June 2010	31 December 2009
Handsets and other customer end products	1,463	1,637
Telephone cards	273	264
Consumables	516	449
Others	78	62
	2,330	2,412

10. ACCOUNTS RECEIVABLE, NET

	30 June 2010	31 December 2009
Accounts receivable for Mobile business	4,706	3,850
Accounts receivable for Fixed-line business	9,990	8,783
Accounts receivable for other business	306	262
Sub-total	15,002	12,895
Less: Provision for doubtful debts for Mobile business	(2,749)	(1,874)
Provision for doubtful debts for Fixed-line business	(2,582)	(2,115)
Provision for doubtful debts for other business	(88)	(81)
	9,583	8,825

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

10. ACCOUNTS RECEIVABLE, NET (Continued)

The aging analysis of accounts receivable is as follows:

	30 June 2010	31 December 2009
Within one month	**6,578**	6,384
More than one month to three months	**1,721**	1,235
More than three months to one year	**3,547**	2,936
More than one year	**3,156**	2,340
	15,002	12,895

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.

There is no significant concentration of credit risk with respect to individual customers' receivables, as the Group has a large number of customers.

11. PREPAYMENTS AND OTHER CURRENT ASSETS

	30 June 2010	31 December 2009
Prepaid rental	**986**	845
Deposits and prepayments	**1,680**	1,379
Prepaid income taxes	**1,127**	1,060
Advances to employees	**389**	274
Others	**634**	694
	4,816	4,252

The aging analysis of prepayments and other current assets is as follows:

	30 June 2010	31 December 2009
Within one year	**4,540**	3,806
More than one year	**276**	446
	4,816	4,252

12. SHARE CAPITAL

	30 June 2010 HKD millions	31 December 2009 HKD millions
Authorised: 30,000,000,000 ordinary shares, par value of HKD0.10 each	**3,000**	3,000

Issued and fully paid:	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total
At 1 January 2009 and 30 June 2009	23,768	2,376	2,329	166,784	169,113
At 1 January 2010 and 30 June 2010	**23,562**	**2,355**	**2,310**	**173,435**	**175,745**

13. LONG-TERM BANK LOANS

	Interest rates and final maturity	30 June 2010	31 December 2009
USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (31 December 2009: Nil to 5.00%) per annum with maturity through 2039 (31 December 2009: maturity through 2039)		
– secured		**132**	137
– unsecured		**347**	357
		479	494
EUR denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (31 December 2009: 1.10% to 2.50%) per annum with maturity through 2034 (31 December 2009: maturity through 2034)		
- unsecured		**265**	327
		265	327
Sub-total		**744**	821
Less: Current portion		**(57)**	(62)
		687	759

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

13. LONG-TERM BANK LOANS (Continued)

The repayment schedule of the long-term bank loans is as follows:

	30 June 2010	31 December 2009
Balances due:		
– not later than one year	**57**	62
– later than one year and not later than two years	**45**	54
– later than two years and not later than five years	**136**	165
– later than five years	**506**	540
	744	821
Less: Portion classified as current liabilities	**(57)**	(62)
	687	759

(a) As at 30 June 2010, bank loans of approximately RMB132 million (31 December 2009: approximately RMB137 million) were secured by corporate guarantees granted by third parties.

14. CORPORATE BONDS

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.50% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On 3 September 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China.

15. PROMISSORY NOTE

On 2 April 2010, China United Network Communications Corporation Limited ("CUCL", a wholly-owned subsidiary of the Company) issued the first tranche of promissory note for the year 2010 in an amount of RMB3 billion, with a maturity period of 3 years and at an interest rate of 3.73% per annum.

(All amounts in RMB millions unless otherwise stated)

16. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

	30 June 2010	31 December 2009
Payables to contractors and equipment suppliers	**80,985**	85,941
Payables to telecommunications product suppliers	**2,407**	3,193
Customer/contractor deposits	**2,604**	2,522
Repair and maintenance expense payables	**2,309**	1,900
Salary and welfare payables	**1,997**	1,364
Interest payables	**417**	212
Amounts due to service providers/content providers	**1,080**	1,069
Accrued expenses	**4,988**	4,268
Others	**4,214**	3,603
	101,001	104,072

The aging analysis of accounts payables and accrued liabilities is as follows:

	30 June 2010	31 December 2009
Less than six months	**91,298**	90,983
Six months to one year	**3,009**	4,031
More than one year	**6,694**	9,058
	101,001	104,072

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

17. COMMERCIAL PAPER

On 1 April 2010, CUCL issued the first tranche of commercial paper for the year 2010 in an amount of RMB15 billion, with a maturity period of 365 days and at an interest rate of 2.64% per annum.

18. SHORT-TERM BANK LOANS

	Interest rates and final maturity	**30 June 2010**	31 December 2009
RMB denominated bank loans	Fixed interest rates ranging from 2.88% to 4.78 % (31 December 2009: 3.50% to 4.37%) per annum with maturity through 2011 (31 December 2009: maturity through 2010)		
– unsecured		**38,620**	55,104
HKD denominated bank loans	Floating interest rates of HIBOR plus interest margin ranging from 0.50% to 0.75% (31 December 2009: 0.42%) per annum with maturity through 2011 (31 December 2009: maturity through 2010)		
– unsecured		**10,469**	8,805
Total		**49,089**	63,909

(All amounts in RMB millions unless otherwise stated)

19. REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission ("NDRC"), the Ministry of Industry and Information ("MIIT") and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB2,305 million for the six months ended 30 June 2010 (for the six months ended 30 June 2009: approximately RMB2,205 million).

The major components of revenue are as follows:

	Six months ended 30 June	
	2010	2009
Mobile business		
– Usage and monthly fees	**23,773**	21,008
– Value-added services revenue	**10,839**	9,155
– Interconnection revenue	**4,209**	3,892
– Other service revenue	**269**	139
Total mobile telecommunications service revenue	**39,090**	34,194
Fixed-line business		
– Usage and monthly fees	**15,159**	17,653
– Broadband services revenue	**14,471**	11,726
– Interconnection revenue	**2,712**	2,869
– Value-added services revenue	**2,421**	2,722
– Leased line income	**2,800**	2,847
– Other Internet-related services and managed data services revenue	**1,275**	1,153
– Upfront connection fees	**130**	283
– Other service revenue	**638**	939
Total fixed-line telecommunications service revenue	**39,606**	40,192
Unallocated telecommunications service revenue	**537**	127
Total telecommunications service revenue	**79,233**	74,513
Information communication technology services and other revenue	**909**	1,146
Sales of telecommunications products	**1,971**	660
Total revenue from external customers	**82,113**	76,319

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

20. NETWORKS, OPERATIONS AND SUPPORT EXPENSES

	Six months ended 30 June	
	2010	2009
Repair and maintenance	**3,749**	3,213
Power and water charges	**4,282**	3,464
Operating leases	**3,874**	3,210
Consumables	**416**	646
Others	**438**	480
Total networks, operations and support expenses	**12,759**	11,013

21. EMPLOYEE BENEFIT EXPENSES

		Six months ended 30 June	
	Note	**2010**	2009
Salaries and wages		**9,414**	8,578
Contributions to defined contribution pension schemes		**1,308**	1,256
Contributions to housing fund		**699**	632
Other housing benefits		**98**	59
Share-based compensation	25	**53**	21
Total employee benefit expenses		**11,572**	10,546

(All amounts in RMB millions unless otherwise stated)

22. OTHER OPERATING EXPENSES

	Six months ended 30 June	
	2010	2009
Provision for doubtful debts	**1,407**	1,282
Cost of telecommunications products sold	**3,102**	817
Cost in relation to information communications technology services	**367**	401
Commission expenses	**6,609**	5,929
Advertising and promotion expenses	**1,726**	1,436
Customer installation cost	**1,258**	1,182
Customer acquisition and retention cost	**1,387**	876
Property management fee	**732**	688
Office and administrative expenses	**1,289**	1,232
Transportation expense	**943**	783
Miscellaneous taxes and fees	**332**	311
Others	**1,825**	1,614
Total other operating expenses	**20,977**	16,551

23. FINANCE COSTS

	Six months ended 30 June	
	2010	2009
Finance costs:		
– Interest on bank loans repayable within 5 years	**1,051**	267
– Interest on corporate bonds, promissory note and commercial paper repayable within 5 years	**257**	353
– Interest on bank loans repayable over 5 years	**2**	3
– Interest on corporate bonds repayable over 5 years	**45**	45
– Less: Amounts capitalised in construction-in-progress	**(447)**	(397)
Total interest expense	**908**	271
– Exchange gain, net	**(122)**	(12)
– Others	**78**	104
Total finance costs	**864**	363

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

24. OTHER INCOME - NET

	Six months ended 30 June	
	2010	2009
Dividend income from available-for-sale financial assets	**233**	—
Gain on the non-monetary assets exchange	**—**	24
Others	**175**	307
Total other income - net	**408**	331

25. EQUITY-SETTLED SHARE OPTION SCHEMES

The Company adopted a share option scheme (the "Share Option Scheme") and a fixed award pre-global offering share option scheme ("Pre-Global Offering Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended on 13 May 2002, 11 May 2007 and 26 May 2009.

In connection with the merger between the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") in 2008, the Company adopted the Special Purpose Share Option Scheme ("Special Purpose Share Option Scheme") on 16 September 2008 for the granting of share options to holders of China Netcom options outstanding at 14 October 2008, with terms amended on 26 May 2009.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Six months ended 30 June			
	2010		2009	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of period	**6.95**	**413,074,166**	6.95	413,074,166
Granted	**—**	**—**	—	—
Lapsed	**15.42**	**(16,977,600)**	—	—
Exercised	**—**	**—**	—	—
Balance, end of period	**6.59**	**396,096,566**	6.95	413,074,166

No options were exercised during the six months ended 30 June 2010 and 2009.

As at 30 June 2010, out of the 396,096,566 outstanding share options (31 December 2009: 413,074,166), 373,864,199 share options (31 December 2009: 390,841,799) were exercisable, and the weighted average exercise price was HKD6.49 (31 December 2009: HKD6.88).

(All amounts in RMB millions unless otherwise stated)

25. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

As at balance sheet date, the information of outstanding share options is summarised as follows:

Date of options grant	Vesting period	Exercisable period	The price per share to be paid on exercise of options	Number of share options outstanding as at 30 June 2010	Number of share options outstanding as at 31 December 2009
Share options granted under the Pre-Global Offering Share Option Scheme (Note i):					
22 June 2000	22 June 2000 to 21 June 2002	22 June 2002 to 21 June 2010	HKD15.42	**—**	16,977,600
Share options granted under the Share Option Scheme (Note i):					
30 June 2001 (Note ii)	30 June 2001	30 June 2001 to 22 June 2011	HKD15.42	**4,350,000**	4,350,000
21 May 2003 (Note ii)	21 May 2003 to 21 May 2006	21 May 2004 to 20 May 2011	HKD4.30	**8,956,000**	8,956,000
20 July 2004 (Note ii)	20 July 2004 to 20 July 2007	20 July 2005 to 19 July 2011	HKD5.92	**41,024,000**	41,024,000
21 December 2004 (Note ii)	21 December 2004 to 21 December 2007	21 December 2005 to 20 December 2011	HKD6.20	**654,000**	654,000
15 February 2006	15 February 2006 to 15 February 2009	15 February 2008 to 14 February 2012	HKD6.35	**151,556,000**	151,556,000
Share options granted under the Special Purpose Share Option Scheme:					
15 October 2008 ("2004 Special Purpose Share Options") (Note ii)	15 October 2008 to 17 May 2009	15 October 2008 to 16 November 2011	HKD5.57	**100,627,098**	100,627,098
15 October 2008 ("2005 Special Purpose Share Options")	15 October 2008 to 6 December 2010	15 October 2008 to 5 December 2011	HKD8.26	**88,929,468**	88,929,468
				396,096,566	413,074,166

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

25. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

The options outstanding as at 30 June 2010 had a weighted average remaining contractual life of 1.44 years (31 December 2009: 1.50 years).

Note i: The exercise periods of approximately 25,000,000 options were extended by one year by the Board of Directors pursuant to the amended terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme as approved by shareholders on 26 May 2009. The main reasons for such extension were (i) that the holders of those options were determined by the Board of Directors as "Transferred Personnel" under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring, and (ii) that those options were not exercisable due to a "Mandatory Moratorium" under the respective terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. The modifications did not have significant impact on the unaudited condensed consolidated interim financial information for the six months ended 30 June 2009. In March 2010, due to the "Mandatory Moratorium" continuing to be in force, the Board of Directors further extended the exercise periods of certain options under amended Share Option Scheme by another year on 24 March 2010. The modifications did not have any significant impact on the unaudited condensed consolidated interim financial information for the six months ended 30 June 2010. As at 30 June 2010, approximately 23,600,000 share options held by Transferred Personnel remained valid.

Note ii: The original expiry dates for these share options were 22 June 2010, 20 May 2010 (the expiry date of these options was extended from 20 May 2009 to 20 May 2010 by the Board of Directors in 2009 pursuant to the terms of the Share Option Scheme), 19 July 2010, 20 December 2010 and 16 November 2010, respectively, which were extended to 22 June 2011, 20 May 2011, 19 July 2011, 20 December 2011 and 16 November 2011, respectively, by the Board of Directors on 24 March 2010 pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to a "Mandatory Moratorium" under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme. The modifications did not have any significant impact on the unaudited condensed consolidated interim financial information for the six months ended 30 June 2009 and 2010.

(All amounts in RMB millions unless otherwise stated)

26. DIVIDENDS

At the annual general meeting held on 12 May 2010, the shareholders of the Company approved the payment of a final dividend of RMB0.16 per ordinary share for the year ended 31 December 2009 totaling approximately RMB3,770 million (for the year ended 31 December 2008: approximately RMB4,754 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2010. As at 30 June 2010, such dividends have been paid by the Company, except for dividends of approximately RMB1,405 million and RMB216 million payable to Unicom BVI and Netcom BVI, respectively.

For the Company's non-PRC Tax Resident Enterprise ("TRE") enterprise shareholders, the Company distributed dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassified the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply the Company's shareholders appearing as individuals in its share register.

27. EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2010 and 2009 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2010 and 2009 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) Share options granted under the amended Special Purpose Share Option Scheme.

The potential ordinary shares which were not dilutive for the six months ended 30 June 2010 mainly arose from share options with exercise price of HKD15.42 granted under the amended Share Option Scheme while the potential ordinary shares which were not dilutive for the six months ended 30 June 2009 mainly arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme, and share options with exercise price of HKD8.26 granted under the amended Special Purpose Share Option Scheme, which are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

27. EARNINGS PER SHARE (Continued)

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June	
	2010	2009
Numerator (in RMB millions): Profit attributable to equity holders of the Company	**2,526**	6,616
Denominator (in millions): Weighted average number of ordinary shares outstanding used in computing basic earnings per share	**23,562**	23,768
Dilutive equivalent shares arising from share options	**117**	94
Shares used in computing diluted earnings per share	**23,679**	23,862
Basic earnings per share (in RMB)	**0.11**	0.28
Diluted earnings per share (in RMB)	**0.11**	0.28

28. RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises, which mainly include other telecommunications service operators, have material transactions with the Group in its ordinary course of business. These transactions are mainly carried out on terms comparable to those conducted with third parties or at standards promulgated by relevant government authorities and have been reflected in the unaudited condensed consolidated interim financial information. The Group's telecommunications networks depend, in large part, on interconnection with the network of and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been disclosed below.

(All amounts in RMB millions unless otherwise stated)

28. RELATED PARTY TRANSACTIONS (Continued)

28.1 Transactions with Unicom Group and its subsidiaries

(a) Recurring transactions

The following is a summary of recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Six months ended 30 June	
	2010	2009
Recurring transactions with Unicom Group and its subsidiaries:		
Leasing fee of telecommunications networks in Southern China	**1,100**	907
Charges for mobile subscriber value-added services	**48**	78
Rental charges for premises, equipment and facilities	**398**	402
Charges for the international gateway services	**1**	3
Agency fee incurred for procurement of telecommunications equipment	**—**	6
Charges for engineering and information technology-related services	**448**	494
Common corporate services income	**3**	—
Charges for common corporate services	**143**	132
Charges for purchases of materials	**141**	125
Charges for ancillary telecommunications support services	**417**	312
Charges for support services	**82**	123
Charges for lease of telecommunications facilities	**78**	74
Income from information communication technologies services	**6**	42
Income from engineering design and technical services	**—**	4

(b) Non-recurring transaction

In January 2009, CUCL completed the acquisition from Unicom Group and China Network Communications Group Corporation ("Netcom Group", which merged with Unicom Group in January 2009), of (i) the fixed-line business, but not the underlying telecommunications networks, across the 21 provinces in Southern China and related non-current assets and liabilities and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries; (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute Company Limited owned by Unicom Group and (v) a 100% equity interest in New Guoxin Telecom Corporation of China Unicom owned by Unicom Group at a consideration of approximately RMB4.43 billion. The acquisition of the business and assets described in (i), (iii), (iv) and (v) above was referred to as the "2009 Business Combination".

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

28. RELATED PARTY TRANSACTIONS (Continued)

28.1 Transactions with Unicom Group and its subsidiaries (Continued)

(c) Amounts due from and to related parties/Unicom Group and its subsidiaries

Amounts due to related parties as at 30 June 2010 included an unsecured short-term loan from Netcom BVI of approximately RMB2,104 million obtained for the purpose of payment of 2008 final dividend of the Company. The loan carried an interest rate of six-month HIBOR plus 0.8% per annum and was originally repayable on 16 June 2010. The loan was extended for another one year on 12 June 2010 and is repayable on 16 June 2011 with an interest rate of HIBOR plus 0.8% per annum .

Apart from the aforementioned short-term loan from Netcom BVI, amounts due from and to related parties or Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with related parties/Unicom Group and its subsidiaries as described in (a) above.

28.2 Domestic carriers

(a) Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Six months ended 30 June	
	2010	2009
Interconnection revenue	**5,920**	5,934
Interconnection charges	**5,919**	5,726
Leased line revenue	**121**	204
Leased line charges	**25**	58
Engineering design and technical service revenue	**115**	180

(All amounts in RMB millions unless otherwise stated)

28. RELATED PARTY TRANSACTIONS (Continued)

28.2 Domestic carriers (Continued)

(b) Amounts due from and to domestic carriers

	30 June 2010	31 December 2009
Amounts due from domestic carriers		
– Receivables for interconnection revenue, leased line revenue and engineering design and technical service revenue	**1,326**	1,205
– Less: Provision for doubtful debts	**(45)**	(71)
	1,281	1,134
Amounts due to domestic carriers		
– Payables for interconnection charges and leased line charges	**922**	1,136

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

(c) Disposal of the Group's CDMA business to China Telecom Corporation Limited ("China Telecom")

Balances due from/(to) China Telecom in relation to the disposal of CDMA business are as follows:

	30 June 2010	31 December 2009
Payables:		
– Advances from customers received on behalf of China Telecom	**—**	(7)
Proceeds receivable (i)	**—**	5,121

(i) For the six months ended 30 June 2010, the Group received the proceeds of approximately RMB5,121 million from China Telecom in relation to disposal of the CDMA business in 2008.

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

28. RELATED PARTY TRANSACTIONS (Continued)

28.3 Key management compensation

The aggregate amounts of fees and emoluments paid/payable to directors of the Company during the six months ended 30 June 2010 and 2009 are set out below:

	Six months ended 30 June	
	2010 (RMB'000)	2009 (RMB'000)
Non-executive directors:		
Fees	**1,006**	1,145
Other benefits (a)	**169**	—
	1,175	1,145
Executive directors:		
Fees	**—**	—
Other emoluments		
– Salaries and allowances	**3,466**	4,188
– Bonuses paid and payable	**1,645**	1,644
– Other benefits (a)	**752**	46
– Contributions to pension schemes	**54**	51
	5,917	5,929
	7,092	7,074

(a) Other benefits represent the share-based compensation cost recognised during the relevant periods for the share options granted to the directors of the Company under the Company's share option schemes.

(All amounts in RMB millions unless otherwise stated)

29. CONTINGENCIES AND COMMITMENTS

29.1 Capital commitments

As at 30 June 2010 and 31 December 2009, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	30 June 2010			31 December 2009
	Land and buildings	**Equipment**	**Total**	Total
Authorised and contracted for	**357**	**6,264**	**6,621**	8,810
Authorised but not contracted for	**536**	**2,200**	**2,736**	4,030
Total	**893**	**8,464**	**9,357**	12,840

As at 30 June 2010 and 31 December 2009, no capital commitment was denominated in US dollars.

29.2 Operating lease commitments

As at 30 June 2010 and 31 December 2009, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	30 June 2010				31 December 2009
	Land and buildings	**Equipment**	**Tele-communications networks in Southern China (a)**	**Total**	Total
Leases expiring:					
– not later than one year	**1,193**	**700**	**1,100**	**2,993**	4,109
– later than one year and not later than five years	**3,001**	**847**	**—**	**3,848**	3,615
– later than five years	**865**	**172**	**—**	**1,037**	1,179
Total	**5,059**	**1,719**	**1,100**	**7,878**	8,903

(a) Pursuant to the network lease agreement entered on 16 December 2008, CUCL leased the telecommunications networks in Southern China from Unicom New Horizon Mobile Telecommunications Company Limited (a subsidiary of Unicom Group) with lease period from 1 January 2009 to 31 December 2010. The amount of operating lease payments was calculated based on the annual leasing fees pursuant to the two-year lease agreement.

Notes to the Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

29. CONTINGENCIES AND COMMITMENTS (Continued)

29.3 Contingent liabilities

As aforementioned in Note 19, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and China Netcom (Group) Company Limited ("CNC China", which merged with CUCL on 1 January 2009). Based on management's assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 30 June 2010 and 31 December 2009.

30. APPROVAL OF FINANCIAL INFORMATION

This unaudited condensed consolidated interim financial information was approved by the Board of Directors on 26 August 2010.

Report on Review of Interim Financial Information

To the Board of Directors of China Unicom (Hong Kong) Limited
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 11 to 46, which comprises the condensed consolidated interim balance sheet of China Unicom (Hong Kong) Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2010 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34") issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer's annual financial statements are prepared in accordance with International Financial Reporting Standards ("IFRSs") or Hong Kong Financial Reporting Standards ("HKFRSs") respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with both IAS 34 and HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting" and Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26 August 2010

Other Information

SHARE OPTION SCHEMES OF THE COMPANY

1. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme, which was amended on 13 May 2002, 11 May 2007 and 26 May 2009 (the "Share Option Scheme"). The purpose of the Share Option Scheme was to provide incentives and rewards to employees who have made contributions to the development of the Company. The Share Option Scheme was valid and effective for a period of 10 years commencing on 21 June 2000 and expired on 21 June 2010. Following the expiry of the Share Option Scheme, no further share option can be granted under the Share Option Scheme, but the provisions of the Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme. Under the Share Option Scheme:

(1) share options may be granted to employees including all directors (the "Directors") of the Company;

(2) any grant of share options to a Connected Person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options);

(3) the maximum number of shares in respect of which share options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

(a) the nominal value of the shares;

(b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the share options; and

(c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the share options granted to a participant of the Share Option Scheme (including both exercised and outstanding share options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

As at 30 June 2010, 206,540,000 share options had been granted and remained valid under the Share Option Scheme, representing approximately 0.88% of the issued share capital of the Company as at the latest practicable date prior to the printing of this interim report. Among these share options, 2,188,000 share options were held by the Directors and their associates as at 30 June 2010. Please refer to the subsection headed "Share Option Schemes of the Company - 4. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" for details. All of the share options granted and outstanding as at 30 June 2010 are governed by the terms of the Share Option Scheme.

During the six months ended 30 June 2010, no share option granted under the Share Option Scheme was exercised.

2. Pre-Global Offering Share Option Scheme

On 1 June 2000, the Company also adopted a pre-global offering share option scheme, which was amended on 13 May 2002, 11 May 2007 and 26 May 2009 (the "Pre-Global Offering Share Option Scheme"). The Pre-Global Offering Share Option Scheme was valid and effective for a period of 10 years commencing on 21 June 2000 and expired on 21 June 2010. Following the expiry of the Pre-Global Offering Share Option Scheme, no further share option can be granted under the Pre-IPO Global Offering Share Option Scheme. The terms of the Pre-Global Offering Share Option Scheme are substantially the same as those of the Share Option Scheme stated above except that:

(1) the price of a share payable upon the exercise of a share option shall be HKD15.42 (excluding the brokerage fee and the Hong Kong Stock Exchange transaction levy); and

(2) the period during which a share option may be exercised commenced two years from the date of grant of the share option and ended 10 years from 22 June 2000.

On 21 June 2010, 16,977,600 share options granted and valid under the Pre-Global Offering Share Option Scheme lapsed. As at the same date, those lapsed share options represented approximately 0.07% of the issued share capital of the Company and none of those share options was held by any Director.

During the period from 1 January 2010 to 21 June 2010, no share option granted under the Pre-Global Offering Share Option Scheme was exercised.

3. Special Purpose Share Option Scheme

On 16 September 2008, the Company adopted a special purpose share option scheme (the "Special Purpose Share Option Scheme") in connection with the merger of the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") by way of a scheme of arrangement (the "Scheme") of China Netcom under Section 166 of the Hong Kong Companies Ordinance. The Special Purpose Share Option Scheme provides the Company with a means to incentivise and retain the holders of share options (the "Netcom Options") granted under the share option scheme adopted by China Netcom (the "Netcom Share Option Scheme"), who were middle to senior management staff of China Netcom and its subsidiaries, and to encourage them to contribute to increasing the value of the Company. The Special Purpose Share Option Scheme is valid and effective during the period commencing on 15 October 2008 and ending on 30 September 2014, being the date falling 10 years after the date on which the Netcom Share Option Scheme was adopted. The terms of the Special Purpose Share Option Scheme were amended on 26 May 2009. The principal terms of the Special Purpose Share Option Scheme are summarised below:

Other Information

A. Grant of Special Unicom Options and Exercise Price

(i) The maximum number of share options (the "Special Unicom Options") granted to each eligible participant (the "Eligible Participant") under the Special Purpose Share Option Scheme and the exercise price of such options are determined in accordance with the following formula:

Number of Special Unicom Options = X x Y
Exercise price of each Special Unicom Option = Z / X

where:

X is the exchange ratio (the "Share Exchange Ratio") of 1.508 shares in the Company for each China Netcom share cancelled under the Scheme;

Y is the number of outstanding Netcom Options held by an Eligible Participant as at 5:00 p.m. (Hong Kong time) on 14 October 2008 (the "Scheme Record Time"); and

Z is the exercise price of an outstanding Netcom Option held by an Eligible Participant at the Scheme Record Time.

Fractions of Special Unicom Options were not granted to the Eligible Participants.

Based on the formulae set out above, the exercise price of a Special Purpose 2004 Unicom Option (as defined below) is HKD5.57 and the exercise price of a Special Purpose 2005 Unicom Option (as defined below) is HKD8.26.

The Board has the right to make corresponding alterations to the number of shares involved in the Special Unicom Options and the exercise price in the event of a capitalisation issue, rights issue, sub-division or consolidation of the Company's shares or reduction of capital. Such adjustments shall give the Eligible Participants the same proportion of the issued share capital to which they would have been entitled prior to such alteration, and shall not cause the Company's shares to be issued below its par value.

(ii) No amount is payable on acceptance of the grant of a Special Unicom Option.

B. Exercise of Special Unicom Options

The Special Unicom Options are exercised in accordance with the following vesting schedules:

(i) Special Unicom Options granted to the Eligible Participants in respect of the Netcom Options granted to them on 22 October 2004 (the "2004 Netcom Options") and held as at the Scheme Record Time (the "Special Purpose 2004 Unicom Options") are effective from 15 October 2008 until 16 November 2011 (as extended by the Board). Any Special Purpose 2004 Unicom Option not exercised by 16 November 2011 shall lapse automatically. The respective exercise periods of the Special Purpose 2004 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 4 under the subsection headed "Share Option Schemes of the Company - 4. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" below; and

(ii) Special Unicom Options granted to Eligible Participants in respect of the 2005 Netcom Options granted to them on 6 December 2005 (the "2005 Netcom Options") and held by them as at the Scheme Record Time (the "Special Purpose 2005 Unicom Options") are effective from 15 October 2008 until 5 December 2011. Any Special Purpose 2005 Unicom Option not exercised by 5 December 2011 shall lapse automatically. The respective exercise periods of the Special Purpose 2005 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 4 under the subsection headed "Share Option Schemes of the Company - 4. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" below.

Please refer to the Company's circular issued on 15 August 2008 for further details on the terms of the Special Purpose Share Option Scheme.

As at 30 June 2010, 189,556,566 share options had been granted and remained valid under the Special Purpose Share Option Scheme, representing approximately 0.80% of the issued share capital of the Company as at the latest practicable date prior to the printing of this interim report. Among these share options, 686,894 share options were held by a Director as at 30 June 2010. All of the share options granted and outstanding as at 30 June 2010 are governed by the terms of the Special Purpose Share Option Scheme.

During the six months ended 30 June 2010, no share option granted under the Special Purpose Share Option Scheme was exercised.

Other Information

4. **Interest of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme**

	Capacity and Nature	Date of Grant[4]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2010[1]	Movement During the Period			No. of Options Outstanding as at 30 June 2010[1]
					Granted[1]	Exercised[1]	Lapsed[1]	
Directors								
Chang Xiaobing (Chairman and CEO)	Beneficial owner (Personal)	21 December 2004	6.20	526,000	–	–	–	526,000
		15 February 2006	6.35	746,000	–	–	–	746,000
								1,272,000
Lu Yimin	–	–	–	–	–	–	–	–
Zuo Xunsheng	Beneficial owner (Personal)	15 October 2008	5.57	686,894	–	–	–	686,894
Tong Jilu	Beneficial owner (Personal)	30 June 2001	15.42	292,000	–	–	–	292,000
		20 July 2004	5.92	92,000	–	–	–	92,000
		15 February 2006	6.35	460,000	–	–	–	460,000
	Beneficial owner (Spouse)	20 July 2004	5.92	32,000	–	–	–	32,000
		15 February 2006	6.35	40,000	–	–	–	40,000
								916,000
Cesareo Alierta Izuel	–	–	–	–	–	–	–	–
Cheung Wing Lam Linus	–	–	–	–	–	–	–	–
Wong Wai Ming	–	–	–	–	–	–	–	–
John Lawson Thornton	–	–	–	–	–	–	–	–
Timpson Chung Shui Ming	–	–	–	–	–	–	–	–
Cai Hongbin	–	–	–	–	–	–	–	–
Employees[2]		22 June 2000	15.42	16,977,600	–	–	16,977,600	–
		30 June 2001	15.42	4,058,000	–	–	–	4,058,000
		21 May 2003	4.30	8,956,000	–	–	–	8,956,000
		20 July 2004	5.92	40,900,000	–	–	–	40,900,000
		21 December 2004	6.20	128,000	–	–	–	128,000
		15 February 2006	6.35	150,310,000	–	–	–	150,310,000
		15 October 2008	5.57	99,940,204	–	–	–	99,940,204
		15 October 2008	8.26	88,929,468	–	–	–	88,929,468
								393,221,672 [3]
Total				**413,074,166**				**396,096,566**

Notes:

1. Each share option gives the holder the right to subscribe for one share.

2. Includes Mr. Wu Jinglian who retired as independent non-executive director on 12 May 2010. The number of share options outstanding as at 1 January 2010 include a total of 584,000 share options held by Mr. Wu Jinglian as beneficial owner (personal).

3. The share options outstanding as at 30 June 2010 include approximately 23,600,000 share options held by the option holders who were determined by the Board as "Transferred Personnel" under the applicable share option schemes due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring.

4. Particulars of share options are as follows:

Date of Grant	Exercise Price (HKD)	Exercise Period*
Options Granted under the Pre-Global Offering Share Option Scheme:		
22 June 2000	15.42	22 June 2002 to 21 June 2010
Options Granted under the Share Option Scheme:		
30 June 2001	15.42	30 June 2001 to 22 June 2011**
21 May 2003	4.30	21 May 2004 to 20 May 2011** (in respect of 40% of the options granted) 21 May 2005 to 20 May 2011** (in respect of 30% of the options granted) 21 May 2006 to 20 May 2011** (in respect of the remaining 30% of the options granted)
20 July 2004	5.92	20 July 2005 to 19 July 2011** (in respect of 40% of the options granted) 20 July 2006 to 19 July 2011** (in respect of 30% of the options granted) 20 July 2007 to 19 July 2011** (in respect of the remaining 30% of the options granted)
21 December 2004	6.20	21 December 2005 to 20 December 2011** (in respect of 40% of the options granted) 21 December 2006 to 20 December 2011** (in respect of 30% of the options granted) 21 December 2007 to 20 December 2011** (in respect of the remaining 30% of the options granted)
15 February 2006	6.35	15 February 2008 to 14 February 2012 (in respect of 50% of the options granted) 15 February 2009 to 14 February 2012 (in respect of the remaining 50% of the options granted)
Options Granted under the Special Purpose Share Option Scheme:		
15 October 2008	5.57	15 October 2008 to 16 November 2011** (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2006 to 16 November 2010; 17 May 2007 to 16 November 2010 and 17 May 2008 to 16 November 2010, respectively) 17 May 2009 to 16 November 2011** (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2009 to 16 November 2010)
15 October 2008	8.26	15 October 2008 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2007 to 5 December 2011) 6 December 2008 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2008 to 5 December 2011) 6 December 2009 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2009 to 5 December 2011) 6 December 2010 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2010 to 5 December 2011)

* In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board pursuant to the terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board as "Transferred Personnel" under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the respective terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. In March 2010, due to the "Mandatory Moratorium" continuing to be in force, the Board further extended the exercise periods of certain share options by another year under the respective terms of the Share Option Scheme. As at 30 June 2010, approximately 23,600,000 share options held by Transferred Personnel (as discussed in Note 3 above) remained valid.

** The original expiry dates for these share options were 22 June 2010, 20 May 2010 (the expiry date of these options was extended from 20 May 2009 to 20 May 2010 by the Board in 2009 pursuant to the terms of the Share Option Scheme), 19 July 2010, 20 December 2010 and 16 November 2010, respectively, which were extended to 22 June 2011, 20 May 2011, 19 July 2011, 20 December 2011 and 16 November 2011, respectively, by the Board in March 2010 pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to a "Mandatory Moratorium" under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES UNDERLYING SHARES OR DEBENTURES

As at 30 June 2010, the interests and short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the Hong Kong Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Director	Capacity	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	400,000	0.0017%
Timpson Chung Shui Ming	Beneficial owner (Personal)	6,000	0.0000%

Please refer to the subsection headed "Share Option Schemes of the Company - 4. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" herein above for the interests and rights to acquire shares held by the Directors and the chief executive of the Company as at 30 June 2010 under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme.

Apart from those disclosed herein, at no time during the six months ended 30 June 2010 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

Furthermore, apart from those disclosed herein, as at 30 June 2010, none of the Directors or the chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The following table sets out the interests and short positions of each person, other than a director or a chief executive of the Company, in the shares or underlying shares of the Company as notified to the Company and recorded in the register required to be kept under Section 336 of the SFO as at 30 June 2010:

		Ordinary Shares Held		Percentage of Total
		Directly	Indirectly	Issued Shares
(i)	China United Network Communications Group Company Limited ("Unicom Group")[1,2]	—	16,959,075,926	71.98%
(ii)	China United Network Communications Limited ("Unicom A Share Company")[1]	—	9,725,000,020	41.27%
(iii)	China Unicom (BVI) Limited ("Unicom BVI")[1]	9,725,000,020	—	41.27%
(iv)	China Netcom Group Corporation (BVI) Limited ("Netcom BVI")[2,3]	7,008,353,115	225,722,791	30.70%
(v)	Telefónica S.A. ("Telefónica")[4]	—	1,972,315,708	8.37%
(vi)	Telefónica Internacional S.A.U.[4]	1,972,315,708	—	8.37%

Notes:

1. Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

2. Netcom BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Netcom BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

3. Netcom BVI holds 7,008,353,115 shares (representing 29.74% of the total issued shares) of the Company directly. In addition, Netcom BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.96% of the total issued shares) of the Company held as trustee on behalf of a PRC shareholder.

4. Telefónica Internacional S.A.U. is a wholly-owned subsidiary of Telefónica. In accordance with the SFO, the interests of Telefónica Internacional S.A.U are deemed to be, and have therefore been included in, the interests of Telefónica.

Apart from the foregoing, as at 30 June 2010, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 12 to the interim financial information for details of the share capital of the Company.

Other Information

INTERIM DIVIDEND

It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2010 will be paid.

CHARGE ON ASSETS

As at 30 June 2010, no property, plant and equipment was pledged to banks as loan security (31 December 2009: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2010, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company's listed shares.

BOARD OF DIRECTORS

The directors during the period were:

Executive Directors:
Chang Xiaobing (Chairman and CEO)
Lu Yimin
Zuo Xunsheng
Tong Jilu

Non-Executive Director:
Cesareo Alierta Izuel

Independent Non-Executive Directors:
Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Timpson Chung Shui Ming
Cai Hongbin (appointed on 13 May 2010)
Wu Jinglian (retired on 12 May 2010)

CHANGES OF DIRECTORS' INFORMATION

Below are certain changes to the information of some of the Directors since the publication of the Company's 2009 annual report:

- Mr. Cheung Wing Lam Linus was appointed as the Chairman of the Remuneration Committee of the Company.
- Mr. Wong Wai Ming resigned as a non-executive director of Kingsoft Corporation Limited.
- Mr. John Lawson Thornton retired as a director of Intel Corporation.
- Mr. Timpson Chung Shui Ming was appointed as an independent non-executive director of China Overseas Grand Oceans Group Limited.

AUDIT COMMITTEE

The major responsibilities of the Audit Committee include: considering and approving the appointment, resignation and removal of external auditors; pre-approval of services and fees to be provided by the external auditors based on the established pre-approval framework; supervising the external auditors and determining the potential impact of non-audit services on such auditors' independence; reviewing quarterly, interim financial information and annual financial statements; coordinating and discussing with external auditors any problems and recommendations raised by them during statutory audits; reviewing any correspondence from the external auditors to the management and responses of the management; and reviewing the relevant reports concerning the internal control procedures of the Company. The committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective internal controls and efficient auditing.

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2010.

The Audit Committee comprises Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr Timpson Chung Shui Ming and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming.

REMUNERATION COMMITTEE

The major functions of the Remuneration Committee include: considering and approving the remuneration policies proposed by management, remuneration packages of directors and senior management as well as the Company's share option schemes. The Remuneration Committee conducts performance appraisals for the Chief Executive Officer (the "CEO") and determines his year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance appraisal and determination of performance-based year-end bonuses for the other members of the Company's management. The results are subject to review by the Remuneration Committee. The Remuneration Committee meets at least once a year.

The Remuneration Committee comprises Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr Timpson Chung Shui Ming and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

CORPORATE GOVERNANCE

1. Compliance with Code of Corporate Governance Practices

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Code of Corporate Governance Practices (the "Code Provision") as set out in Appendix 14 to the Listing Rules for the six months ended 30 June 2010 except the followings:

(a) Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing has served as Chairman and CEO of the Company since December 2004. Mr. Lu Yimin has served as the Company's President since February 2009. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business.

(b) Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company's articles of association. All Directors of the Company are subject to retirement by rotation at least once every three years.

2. **Model Code for Securities Transactions by Directors of the Company**

The Company has established the Code for Dealing of Securities by Directors in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to directors as to their respective compliance with the relevant code for securities transactions for the six months ended 30 June 2010, and all of the directors have confirmed such compliance.

3. **Requirements under Section 404 of the Sarbanes-Oxley Act of 2002 (the "SOX Act")**

Compliance with the requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 has been an area of emphasis for the Company. The relevant section of the Act requires the management of non-U.S. issuers with equity securities listed in the U.S. securities market to issue reports and representations as to internal control over financial reporting. The relevant internal control report needs to stress the management's responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company's internal control over financial reporting as at year end.

As of 31 December 2009, the Company's management conducted an assessment on the effectiveness of the Company's internal controls over financial reporting and concluded that the Company's internal controls over financial reporting as of 31 December 2009 was effective. The independent auditor of the Company also expressed an unqualified opinion on the effectiveness of internal controls over financial reporting of the Company as of 31 December 2009 in their audit report. The management's assessment and the independent auditor's audit report are included in the Company's annual report on Form 20-F for the year ended 31 December 2009, as filed with the United States Securities Exchange Commission on 18 June 2010.

4. **Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by US Companies under the New York Stock Exchange's Listing Standards**

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its Internet website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

5. **Appendix 16 of the Listing Rules**

   According to paragraph 40 of Appendix 16 to the Listing Rules headed "Disclosure of Financial Information", save as disclosed herein, the Company confirms that the Company's current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company's 2009 Annual Report.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2010, the Group had approximately 214,400 employees, 190 employees and 40 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 95,100 temporary staff in Mainland China. For the six months ended 30 June 2010, employee benefit expenses were approximately RMB11.57 billion (for the six months ended 30 June 2009: RMB10.55 billion). The Group endeavors to maintain its employees' remuneration in line with the market trend and to remain competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

FORWARD-LOOKING STATEMENTS

This interim report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements may include, without limitation, statements relating to the Company's competitive position; the Company's business strategies and plans, including those relating to the Company's networks, services and products, as well as sales and marketing, in particular, such networks, services and products, sales and marketing in respect of the Company's 3G business; the Company's future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this interim report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;
- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
- changes in telecommunications and related technologies and applications based on such technologies;
- the level of demand for telecommunications services, in particular, 3G services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- effects of competition on the demand and price of the Company's telecommunications services;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
- effects of the Company's restructuring and integration following the completion of the Company's merger with China Netcom Group Corporation (Hong Kong) Limited;
- effects of the Company's adjustments in its business strategies relating to the personal handyphone system, or PHS, business;
- effects of the Company's acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
- changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;
- changes in the political, economic, legal and social conditions in the PRC, including the PRC Government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
- the recovery from the recent global economic downturn inside and outside the PRC.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

By Order of the Board
Chu Ka Yee
Company Secretary

Hong Kong, 26 August 2010



沃

中期報告 2010



China
unicom中国联通

中國聯合網絡通信(香港)股份有限公司
在香港註冊成立之有限公司

股票編號:0762

www.chinaunicom.com.hk

中國聯合網絡通信(香港)股份有限公司
香港皇后大道中99號中環中心75樓
電話 (852) 2126 2018　傳真 (852) 2126 2016












目錄

董事長報告書



常小兵
董事長兼首席執行官

尊敬的各位股東：

二零一零年上半年，公司積極適應市場變化，進一步加快重點業務的市場拓展，增強經營支撐保障能力，強化落實與執行，公司經營發展繼續保持向好趨勢。

財務表現

二零一零年上半年，公司實現營業收入人民幣821.1億元，同比增長7.6%，實現通信服務收入（不含初裝費，下文同）人民幣791.0億元，同比增長6.6%。其中，移動業務實現營業收入（附註1）人民幣410.5億元，同比增長17.7%，實現通信服務收入人民幣390.9億元，同比增長14.3%；固網業務實現營業收入（附註1）人民幣401.1億元，同比下降2.4%，實現通信服務收入人民幣394.8億元，同比下降1.1%。

由於3G業務處於運營初期，3G業務收入尚不能彌補3G網絡運維、資產折舊和營銷成本，以及固話業務下滑等因素的影響，上半年公司實現EBITDA人民幣303.3億元，同比下降5.1%，盈利人民幣25.3億元，同比下降61.8%，每股基本盈利人民幣0.11元。

截至二零一零年六月三十日，公司總付息債務為人民幣770.3億元，債務資本比為27.5%，公司債務資本結構穩健。

業務表現

二零一零年上半年，公司3G和固網寬帶業務快速發展，GSM業務保持平穩，固話業務下滑趨緩。在整體收入實現較快增長的同時，用戶結構、業務和收入結構持續改善。

受3G業務拉動，移動業務實現快速增長。上半年，公司3G業務快速發展，實現通信服務收入人民幣39.7億元；GSM業務平穩發展，實現通信服務收入人民幣351.2億元，同比增長2.7%；移動用戶綜合ARPU為人民幣42.9元，同比提高2.9%，其中，3G用戶ARPU為人民幣134.0元，繼續保持較高水平，GSM用戶ARPU為人民幣39.8元，同比下降4.6%。

上半年，公司積極適應市場和客戶需求變化，對3G營銷政策進行了一系列優化調整，優化資費結構，加大補貼力度，有效拉動用戶增長；進一步轉變銷售模式，完善渠道激勵機制，加強與優質社會渠道的合作，渠道銷售能力和銷售積極性明顯提升；積極開展數據業務營銷，逐步培育

用戶業務消費習慣，手機報、手機郵箱、手機音樂、手機電視、手機上網等業務量穩步增長，手機閱讀、應用商店、移動支付等業務的研發試用工作順利推進；加強3G行業應用產品的開發推廣，推出移動辦公、手機證券、智能公交等多種移動應用產品，在銀行證券、汽車製造、政府等行業領域取得突破性進展。上半年，3G用戶累計淨增481.8萬戶，用戶總數達到756.0萬戶，其中，手機用戶佔比達到91.9%。

為充分發揮WCDMA手機終端種類多、性價比高的優勢，繼與蘋果公司合作推出iPhone後，公司陸續推出樂Phone和多款普及型智能終端，初步形成適應各類用戶消費能力的智能終端產品體系。

GSM業務方面，公司堅持發展與維繫並重，積極推進固移捆綁銷售和融合業務發展，加強以短信、炫鈴、GPRS為重點的增值業務營銷，不斷提高GSM用戶發展的有效性。上半年，GSM用戶累計淨增455.7萬戶，用戶總數達到14,940.2萬戶，同比增長6.4%。GSM非語音業務收入佔GSM通信服務收入的比例達到29.3%，同比提高2.1個百分點。

固網業務下滑趨緩，業務結構持續改善。上半年，公司固網寬帶業務快速增長，實現收入人民幣144.7億元，同比增長23.4%。固話業務(附註2)實現收入人民幣212.6億元，同比下降12.2%，降幅趨緩。固網非語音業務收入佔固網通信服務收入的比例達到53.5%，同比提高6.3個百分點，其中，固網寬帶業務佔固網通信服務收入的比例達到36.7%，同比提高7.3個百分點。

公司繼續推進寬帶升級提速，不斷豐富內容及應用，積極拓展校園、農村等增量市場，提高寬帶用戶滲透率，促進寬帶用戶及收入更快增長。上半年，固網寬帶用戶累計淨增520.9萬戶，用戶總數達到4,375.9萬戶，同比增長25.3%。用戶ARPU為人民幣58.5元，同比下降2.8%。

固話業務方面，公司積極開展固網話務量與增值業務營銷，推廣共享時長、合單繳費的統一賬戶套餐業務，增加客戶價值和客戶忠誠度，減緩固話業務流失。上半年，本地電話用戶流失197.0萬戶，用戶總數達到10,085.2萬戶，同比下降7.0%。其中，固定電話用戶淨增52.6萬戶，用戶總數達到8,460.6萬戶；無線市話用戶流失249.6萬戶，用戶總數達到1,624.6萬戶。

網絡建設

二零一零年上半年，公司持續建設3G精品網絡，繼續完善GSM網絡，以光纖接入網建設為重點推進寬帶升級提速。截至二零一零年六月三十日，3G基站和載扇數量分別達到15.3萬個和44.2萬個，同比分別增長127.8%和92.7%，3G網絡縣城覆蓋率達到95%；GSM基站達到30.6萬個，同比增長24.1%；固網寬帶4M以上接入端口所佔比例達到75%。同時，公司積極開展移動網絡持續性優化，進一步擴大國際漫遊業務開通範圍，網絡的經營支撐保障能力持續增強。

品牌與服務

二零一零年上半年，公司進一步整合產品、渠道、服務等資源，深化企業品牌和「沃」品牌的廣泛傳播，圍繞「精彩時刻　精彩在沃」的年度主題，塑造「沃」品牌的「精彩」客戶體驗，在消費者中逐步建立「3G市場第一品牌」的「沃」品牌認知，「沃」品牌認知度及美譽度不斷提升。

公司積極推動服務創新，以落實3G服務領先為主要目標，建立3G客戶聯絡中心，構建3G專屬服務模式；完善全業務分級服務體系，建立全業務、全流程的服務質量監控體系，客戶感知持續改善。

管理變革

二零一零年上半年，公司進一步完善組織架構，整合成立銷售部，優化集團客戶人員配置，提升渠道銷售能力；組建網絡分公司，實現固移網絡的一體化建設與運維。同時公司不斷探索建立科學有效的激勵機制，激發員工活力，提升運營效率。

公司不斷提升信息化管理水平。上半年，業務支撐系統持續優化，ESS系統全面推廣應用，ERP核心系統正式上線，為管理和運營的變革提供了有力支撐。

展望

二零一零年是公司提升市場地位、加快轉變發展方式的關鍵一年，公司確定了成為「信息生活的創新服務領導者」的發展願景，在未來幾年內將著力實施「3G領先與一體化創新戰略」，聚焦增長，提升效率。下半年，圍繞戰略的落實與實施，公司的主要經營舉措包括：

移動業務方面，公司將加快推進3G精品網絡建設，持續完善GSM網絡，確保網絡能力和網絡質量不斷提升；進一步優化3G業務營銷策略，豐富3G智能終端供應，激發渠道銷售積極性，推動3G業務持續快速發展；轉變GSM業務經營模式，提高用戶發展有效性，促進GSM業務穩定發展。下半年，公司整體移動業務要繼續保持快速增長，用戶結構和收入結構持續改善。

固網業務方面，公司將進一步加大固網寬帶網絡的投資力度，持續建設高性能的寬帶和基礎傳輸網絡，全面提升固網寬帶的營銷和服務能力。下半年，公司將繼續保持固網寬帶業務快速增長，進一步減緩固網業務收入的下滑幅度，固網非語音業務收入佔比進一步提升。

在融合業務和新業務方面，公司將加快深度融合產品、行業應用產品的研發和推廣，下半年，正式推出「沃•家庭」融合產品，並在重點行業應用領域實現新的突破。加大手機音樂、手機電視等新業務營銷力度，年內推出應用商店、電子閱讀等新業務，進一步豐富3G業務應用，激發用戶數據業務消費。

公司還將進一步完善全業務分級服務體系，落實3G服務領先；持續提升信息化管理水平，滿足經營管理需要；堅持管理創新，以本地網為核心優化資源配置，完善激勵機制，激發經營活力，持續優化成本結構，穩步提升企業價值。

最後，本人謹代表董事會向長期支持公司發展的各界朋友致以最誠摯的謝意，同時，也向為公司發展做出不懈努力的公司管理層和全體員工表示衷心的感謝。



常小兵
董事長兼首席執行官

香港，二零一零年八月二十六日

附註1： 移動業務營業收入、固網業務營業收入均為從外部顧客取得的收入，不包含分部間收入。

附註2： 固話業務包含本地語音、長途、固網增值、網間結算及其他互聯網相關服務收入

財務及業務概覽

I. 財務概覽

收入

二零一零年上半年，本公司完成營業收入人民幣821.1億元，其中通信服務收入為人民幣792.3億元；剔除固話初裝費遞延收入後，營業收入、通信服務收入分別比上年同期增長7.8%、6.6%。

移動業務營業收入（附註1）完成人民幣410.5億元，比上年同期增長17.7%，其中通信服務收入人民幣390.9億元，比上年同期增長14.3%。其中，GSM業務上半年淨增用戶455.7萬戶，完成通信服務收入人民幣351.2億元，比上年同期增長2.7%，平均每月每用戶通話分鐘數(MOU)為260.2分鐘，平均每月每戶收入(ARPU)為人民幣39.8元；3G業務上半年淨增用戶481.8萬戶，完成通信服務收入人民幣39.7億元，平均每月每用戶通話分鐘數(MOU)為638.5分鐘，平均每月每戶收入(ARPU)為人民幣134.0元。

固網業務營業收入（附註1）完成人民幣401.1億元，比上年同期下降2.4%，其中剔除固話初裝費遞延收入後的通信服務收入人民幣394.8億元，比上年同期下降1.1%。其中，寬帶業務上半年淨增寬帶用戶520.9萬戶，完成通信服務收入人民幣144.7億元，比上年同期增長23.4%，平均每月每戶收入(ARPU)為人民幣58.5元；本地電話業務（固定電話及無線市話）上半年淨減少用戶197萬戶，完成通信服務收入人民幣180.8億元，比上年同期下降13.6%，平均每月每戶收入(ARPU)為人民幣29.6元。

成本費用及其他

二零一零年上半年，受網絡規模擴大、3G業務運營初期影響，折舊及攤銷、網絡、營運及支撐成本和銷售費用增長較快，本公司共發生成本費用及其他（包括財務費用、利息收入、淨其他收入）人民幣788.4億元，比上年同期增長16.5%。其中，折舊及攤銷發生人民幣266.4億元，比上年同期增加人民幣32.8億元，增長14.1%；網絡、營運及支撐成本發生人民幣127.6億元，比上年同期增加人民幣17.5億元，增長15.9%；銷售費用發生人民幣113.4億元，比上年同期增加人民幣16.8億元，增長17.4%。上半年記錄於3G終端銷售帳目中的補貼支出為人民幣11.7億元，其中自五月份公司優化3G終端補貼模式後，五、六月份終端補貼支出分別為人民幣3.4億元、4.4億元。

盈利情況

二零一零年上半年，本公司實現EBITDA（附註2）人民幣303.3億元，稅前利潤人民幣32.7億元，淨利潤人民幣25.3億元，每股基本盈利為人民幣0.11元。調整後淨利潤（附註3）人民幣24.0億元，比上年同期下降62.2%；調整後EBITDA（附註2）為人民幣301.9億元，比上年同期下降4.7%，調整後EBITDA率（即調整後EBITDA佔營業收入的百分比）為36.8%。

資本性支出及自由現金流

二零一零年上半年，本公司的資本性支出為人民幣333.2億元。自由現金流（即經營活動所產生的淨現金減資本性支出）為人民幣-22.3億元。

資產負債情況

截至二零一零年六月三十日，本公司的資產負債率（附註4）由二零零九年十二月三十一日的50.5%變化至51.2%。債務資本率（附註5）由二零零九年十二月三十一日的26.5%變化至27.5%。

II. 業務回顧

移動業務

GSM業務

二零一零年上半年，公司加大用戶的發展和保有力度，提升客戶服務水平，GSM業務整體保持穩定增長。GSM用戶淨增455.7萬戶，達到14,940.2萬戶。GSM用戶通信使用量達到2,298.2億分鐘，比上年同期增長12.2%，平均每月每用戶通話分鐘數(MOU)為260.2分鐘，比上年同期增長4.5%；平均每用戶每月收入(ARPU)為人民幣39.8元，比上年同期下降4.6%。

二零一零年上半年，公司積極推廣移動數據業務，提升GPRS、炫鈴、短信等業務滲透率，GSM增值業務保持較快增長。GPRS用戶淨增634.0萬戶，達到5,112.9萬戶，比上年同期增長27.9%。炫鈴業務用戶淨增536.1萬戶，達到5,458.1萬戶，比上年同期增長10.6%。彩信用戶淨增165.1萬戶，達到1,244.5萬戶，比上年同期增長30.6%。

3G業務

二零一零年上半年，公司繼續堅持「網絡、服務、業務」領先和「品牌、業務、資費、包裝、終端政策、服務標準」統一策略，優化資費套餐和營銷政策，豐富3G智能終端產品，為用戶提供了更加豐富、靈活、優惠的服務選擇，公司培育整合「語音+數據+終端+應用」延伸服務能力，滿足客戶全方位的信息服務需求，在移動辦公、手機證券、汽車信息化等領域取得突破性進展，3G業務呈現穩步快速發展。3G用戶淨增481.8萬戶，達到756.0萬戶。3G手機郵箱用戶達到544.4萬戶。3G彩信用戶達到116.9萬戶。3G用戶通信使用量達到169.4億分鐘，平均每月每用戶通話分鐘數(MOU)為638.5分鐘，平均每用戶每月收入(ARPU)為人民幣134.0元。

固網業務

固網寬帶及數據通信業務

二零一零年上半年，公司深入開展寬帶提速營銷，不斷豐富內容應用，全面提升城市、農村、校園市場的營銷能力和服務能力，固網寬帶業務保持快速發展。固網寬帶用戶淨增520.9萬戶，達到4,375.9萬戶，比上年同期增長25.3%。2M及以上固網寬帶用戶佔比達到84.8%，比上年同期提高15.4個百分點。固網寬帶內容和應用業務用戶達到1,812.9萬戶，佔固網寬帶用戶比例達到41.4%，比上年同期提高21.0個百分點。固網寬帶平均每用戶每月收入(ARPU)為人民幣58.5元，比上年同期下降2.8%。

固話業務

公司積極推廣融合業務，開發語音增值產品，通過多業務捆綁和話務量營銷，努力減緩固話業務下滑。本地電話用戶比上年末減少197.0萬戶，達到10,085.2萬戶，比上年同期下降7.0%。本地電話拆機用戶佔本地電話比例為6.7%，比上年同期下降0.3個百分點。平均每月每用戶本地電話通話分鐘數(MOU)為133.2分鐘，比上年同期下降8.8%；平均每用戶每月收入(ARPU)為人民幣29.6元，比上年同期下降7.5%。

市場營銷

品牌策略

二零一零年上半年，公司深入貫徹實施全業務品牌戰略，提升企業「創新」形象。以全業務品牌經營為重心，圍繞「精彩時刻　精彩在沃」的主題，借助世界盃、世博會等熱點事件進行「沃」品牌傳播，提升品牌認知度。借助體驗營銷進行重點業務傳播，推動3G業務發展。

營銷渠道資源

二零一零年上半年，公司繼續完善面向全業務營銷渠道體系，增強各類渠道的銷售能力。加快自有渠道建設，實施自有營業廳效能評估，加大對一線銷售人員體驗式營銷培訓力度，全面提升自有渠道的銷售能力，自有渠道移動業務發展佔比達到28.9%；拓展社會渠道，持續深化與主流社會渠道的合作，結合推廣智能終端合約計劃，大力拓展手機、家電、IT類優質實體渠道，提高社會渠道銷售能力和銷售積極性，社會渠道發展3G用戶佔比達到35.0%；加速推進渠道電子化進程，電子化銷售服務管理系統(ESS

系統)、網上營業廳、手機營業廳、自助服務終端等(ECS系統)實現了對GSM、3G、固網業務銷售及管理的支撐，有效支撐了業務發展，其中電子渠道發展3G用戶61萬戶，銷售一卡充佔總量的比例達到30%，電子渠道和實體渠道的協同營銷，有效提升了公司的服務品質。

客戶服務

二零一零年上半年，公司繼續完善「標準+等級+特色」的服務體系，推動服務維繫營銷一體化進程，完善服務監督機制，提升服務水平。公司創建了3G專屬服務模式，建設3G客戶聯絡中心和VIP客戶經理隊伍，建立相配套的資源配置、流程管控及信息傳遞機制，為市場經營提供服務保障。

附註1： 移動業務營業收入、固網業務營業收入即從外部顧客取得的收入，不包括分部間收入。

附註2： EBITDA反映了在計算利息收入、財務費用、淨其他收入、所得稅、折舊及攤銷前的本期盈利。由於電信業是資本密集型產業，資本開支和財務費用可能對具有類似經營成果的公司本期盈利產生重大影響。因此，我們認為，對於像我們這樣的電信公司而言，EBITDA有助於對公司經營成果分析。

調整後EBITDA反映了剔除固話初裝費遞延收入的EBITDA。由於從現金流量角度而言，上述固話初裝費遞延收入並不被視為本公司的營運表現，因此，本公司相信剔除上述固話初裝費遞延收入的調整後EBITDA不僅可向管理層及投資者提供更有意義的補充信息，也便於他們評價公司的營運表現及流動性。

雖然EBITDA及調整後EBITDA在世界各地的電信業被廣泛地用作為反映經營業績、財務能力和流動性的指標，但是由於在公認會計準則下並不存在EBITDA的標準定義，因此在考察公司的財務表現和流動性時，應與在公認會計準則下的類似指標一併考慮，且不應被視為可替代或優於在公認會計準則下的財務表現指標。此外，我們的EBITDA及調整後EBITDA也不一定與其它公司的類似指標具有可比性。

附註3： 調整後淨利潤即當期淨利潤剔除固話初裝費遞延收入的影響。

附註4： 資產負債率即總負債除以總資產。

附註5： 債務資本率即帶息債務加少數股東權益除以帶息債務加總權益。

未經審核簡明綜合中期財務資料
未經審核簡明綜合中期資產負債表

二零一零年六月三十日
（單位：人民幣百萬元）

	附註	二零一零年六月三十日	二零零九年十二月三十一日
資產			
非流動資產			
固定資產	5	**357,654**	351,157
預付租賃費		**7,669**	7,729
商譽		**2,771**	2,771
遞延所得稅資產	6	**5,732**	5,202
可供出售金融資產	7	**5,280**	7,977
其他資產	8	**11,611**	11,596
		390,717	386,432
流動資產			
存貨及易耗品	9	**2,330**	2,412
應收賬款，淨值	10	**9,583**	8,825
預付賬款及其他流動資產	11	**4,816**	4,252
應收關聯公司款	28.1	**37**	53
應收境內運營商款	28.2	**1,281**	1,134
應收出售CDMA業務之代價	28.2	**—**	5,121
短期銀行存款		**1,102**	996
現金及現金等價物		**6,821**	7,820
		25,970	30,613
總資產		**416,687**	417,045
權益			
本公司權益持有人應佔股本及儲備			
股本	12	**2,310**	2,310
股本溢價	12	**173,435**	173,435
儲備		**(19,987)**	(18,088)
留存收益			
一擬派2009年末期股息	26	**—**	3,770
一其他		**47,460**	45,038
		203,218	206,465
非控制性權益		**2**	2
總權益		**203,220**	206,467

未經審核簡明綜合中期資產負債表

二零一零年六月三十日

(單位：人民幣百萬元)

	附註	**二零一零年 六月三十日**	二零零九年 十二月三十一日
負債			
非流動負債			
長期銀行借款	13	**687**	759
公司債券	14	**7,000**	7,000
中期票據	15	**3,000**	—
遞延所得稅負債	6	**18**	245
遞延收入		**2,434**	2,562
其他債務		**183**	187
		13,322	10,753
流動負債			
應付賬款及預提費用	16	**101,001**	104,072
應交税金		**1,012**	912
應付最終控股公司款	28.1	**249**	308
應付關聯公司款	28.1	**4,497**	5,438
應付境內運營商款	28.2	**922**	1,136
CDMA業務出售相關應付款	28.2	**—**	7
應付股利	26	**1,621**	331
短期融資券	17	**15,000**	—
短期銀行借款	18	**49,089**	63,909
一年內到期的長期銀行借款	13	**57**	62
遞延收入的流動部份		**1,194**	1,397
一年內到期的其他債務		**2,533**	2,534
預收賬款		**22,970**	19,719
		200,145	199,825
總負債		**213,467**	210,578
總權益及負債		**416,687**	417,045
淨流動負債		**(174,175)**	(169,212)
總資產減流動負債		**216,542**	217,220

第17頁至第46頁的附註為本未經審核簡明綜合中期財務資料的一部份。

未經審核簡明綜合中期損益表

截至二零一零年六月三十日止六個月期間
(單位：人民幣百萬元，每股數除外)

		截至六月三十日止六個月期間	
	附註	**二零一零年**	二零零九年
收入	19	**82,113**	76,319
網間結算成本		**(6,479)**	(6,240)
折舊及攤銷		**(26,641)**	(23,358)
網絡、營運及支撐成本	20	**(12,759)**	(11,013)
僱員薪酬及福利開支	21	**(11,572)**	(10,546)
其他經營費用	22	**(20,977)**	(16,551)
財務費用	23	**(864)**	(363)
利息收入		**40**	51
淨其他收入	24	**408**	331
稅前利潤		**3,269**	8,630
所得稅	6	**(743)**	(2,014)
本期盈利		**2,526**	6,616
應佔：			
本公司權益持有人		**2,526**	6,616
非控制性權益		**—**	—
		2,526	6,616
每股盈利－基本(人民幣元)	27	**0.11**	0.28
每股盈利－攤薄(人民幣元)	27	**0.11**	0.28

第17頁至第46頁的附註為本未經審核簡明綜合中期財務資料的一部份。

未經審核簡明綜合中期全面收益表

截至二零一零年六月三十日止六個月期間

（單位：人民幣百萬元）

	截至六月三十日止六個月期間	
	二零一零年	二零零九年
本期盈利	**2,526**	6,616
其他全面（損失）／收益		
可供出售金融資產的公允價值（損失）／收益	**(2,710)**	86
可供出售金融資產的公允價值損失／（收益）之稅務影響	**671**	(7)
可供出售金融資產的公允價值（損失）／收益，稅後	**(2,039)**	79
外幣報表折算差額	**(17)**	6
稅後本期其他全面（損失）／收益	**(2,056)**	85
本期總全面收益	**470**	6,701
應佔總全面收益：		
本公司權益持有人	**470**	6,701
非控制性權益	**—**	—
	470	6,701

第17頁至第46頁的附註為本未經審核簡明綜合中期財務資料的一部份。

未經審核簡明綜合中期權益變動表

截至二零一零年六月三十日止六個月期間

(單位：人民幣百萬元)

	本公司權益持有人應佔											
	股本	股本溢價	資本贖回儲備	以股份為基礎的僱員酬金儲備	評估儲備	可供出售公允值儲備	法定儲備基金	其他儲備	留存收益	合計	非控制性權益	總權益
於二零零九年一月一日餘額	2,329	166,784	–	540	161	44	22,992	(39,201)	54,076	207,725	2	207,727
本期總全面收益	–	–	–	–	–	79	–	6	6,616	6,701	–	6,701
重估資產產生的折舊轉入留存收益	–	–	–	–	(28)	–	–	–	28	–	–	–
轉入法定儲備	–	–	–	–	–	–	283	–	(283)	–	–	–
共同控制下二零零九企業合併引致劃歸最終控股公司之盈利(附註28.1(b))	–	–	–	–	–	–	–	–	(64)	(64)	–	(64)
共同控制下二零零九企業合併之代價	–	–	–	–	–	–	–	(3,896)	–	(3,896)	–	(3,896)
以權益結算之股份期權計劃：一僱員服務價值	–	–	–	21	–	–	–	–	–	21	–	21
二零零八年股息(附註26)	–	–	–	–	–	–	–	–	(4,754)	(4,754)	–	(4,754)
於二零零九年六月三十日餘額	2,329	166,784	–	561	133	123	23,275	(43,091)	55,619	205,733	2	205,735
於二零一零年一月一日餘額	**2,310**	**173,435**	**79**	**567**	**106**	**6**	**24,251**	**(43,097)**	**48,808**	**206,465**	**2**	**206,467**
本期總全面(損失)/收益	–	–	–	–	–	(2,039)	–	(17)	2,526	470	–	470
重估資產產生的折舊轉入留存收益	–	–	–	–	(26)	–	–	–	26	–	–	–
轉入法定儲備	–	–	–	–	–	–	130	–	(130)	–	–	–
以權益結算之股份期權計劃：一僱員服務價值	–	–	–	53	–	–	–	–	–	53	–	53
二零零九年股息(附註26)	–	–	–	–	–	–	–	–	(3,770)	(3,770)	–	(3,770)
於二零一零年六月三十日餘額	**2,310**	**173,435**	**79**	**620**	**80**	**(2,033)**	**24,381**	**(43,114)**	**47,460**	**203,218**	**2**	**203,220**

第17頁至第46頁的附註為本未經審核簡明綜合中期財務資料的一部份。

未經審核簡明綜合中期現金流量表

截至二零一零年六月三十日止六個月期間

（單位：人民幣百萬元）

	附註	截至六月三十日止六個月期間	
		二零一零年	二零零九年
經營活動所產生的淨現金		**31,089**	31,417
投資活動所支付的淨現金	(a)	**(32,737)**	(31,527)
融資活動所產生╱(支付)的淨現金		**649**	(2,402)
現金及現金等價物的淨減少		**(999)**	(2,512)
現金及現金等價物期初餘額		**7,820**	10,237
現金及現金等價物期末餘額		**6,821**	7,725
現金及現金等價物分析：			
現金結餘		**7**	9
銀行結餘		**6,814**	7,716
		6,821	7,725

(a) 截至二零一零年六月三十日止六個月期間之投資活動所支付的淨現金已扣減因二零零八年出售CDMA業務相關所收取的現金約人民幣51.21億元(截至二零零九年六月三十日止六個月期間：約人民幣42.39億元)。

第17頁至第46頁的附註為本未經審核簡明綜合中期財務資料的一部份。

未經審核簡明綜合中期財務資料附註

(單位：除另有説明外，均以人民幣百萬元為單位)

1. 公司架構及主要業務

中國聯合網絡通信(香港)股份有限公司(「本公司」)是於二零零零年二月八日在中華人民共和國(「中國」)香港特別行政區(「香港」)註冊成立的有限公司。本公司主營業務為投資控股，本公司的子公司主要在中國提供移動和固網語音及相關增值服務、寬帶及其他互聯網相關服務、信息通信技術服務以及商務及數據通信服務。GSM移動語音、WCDMA移動語音及相關增值服務以下稱為「移動業務」。除移動業務外，上述其他業務以下統稱為「固網業務」。本公司及其子公司以下簡稱為「本集團」。

本公司的股份於二零零零年六月二十二日在香港聯合交易所有限公司上市，其美國托存股份於二零零零年六月二十一日在紐約證券交易所上市。

本公司的主要股東為中國聯通(BVI)有限公司(「聯通BVI」)及中國網通集團(BVI)有限公司(「網通BVI」)。聯通BVI是被中國聯合網絡通信股份有限公司(「A股公司」,一家於二零零一年十二月三十一日在中國成立的股份有限公司，其A股於二零零二年十月九日在上海證券交易所上市)控股持有。A股公司則被中國聯合網絡通信集團有限公司(一家於中國成立的國有企業，以下簡稱「聯通集團」)控股持有。網通BVI是聯通集團的全資子公司。因此，本公司董事認為聯通集團是本公司的最終控股公司。

2. 編製基準

本截至二零一零年六月三十日止六個月期間的未經審核簡明綜合中期財務資料乃按照國際會計準則理事會頒佈的國際會計準則第34號「中期財務報告」編製。國際會計準則第34號與香港會計師公會頒佈的香港會計準則第34號「中期財務報告」一致，因此本未經審核的簡明綜合中期財務資料亦按香港會計準則第34號編製。

本截至二零一零年及二零零九年六月三十日止六個月期間的未經審核簡明綜合中期財務資料未經核數師審核，而截至二零零九年十二月三十一日止年度的財務資料摘自本公司二零零九年年報內經審核的財務報表。

本未經審核簡明綜合中期財務資料應當結合本集團截至二零零九年十二月三十一日止年度的財務報表一併閱讀。本集團的金融風險管理(包括市場風險、信貸風險及流動性風險和資本風險管理)政策已載列於本公司二零零九年年報中的財務報表。

未經審核簡明綜合中期財務資料附註

(單位：除另有說明外，均以人民幣百萬元為單位)

2. 編製基準(續)

持續經營假設

於二零一零年六月三十日，本集團的流動負債超出流動資產約為人民幣1,742億元(二零零九年十二月三十一日：約人民幣1,692億元)。考慮到當前全球經濟環境，以及本集團在可預見的將來預計的資本支出，管理層綜合考慮了本集團如下可獲得的資金來源：

- 本集團從經營活動中持續取得的淨現金流入；
- 循環銀行信貸額度約為人民幣1,223億元，於二零一零年六月三十日，尚未使用之循環銀行信貸額度約為人民幣840億元；及
- 考慮到本集團的信貸記錄，從國內銀行和其他金融機構獲得的其他融資渠道。

此外，本集團將繼續優化融資戰略，兼顧短、中、長期資金需求，考慮當前資本市場機會，通過發行中長期債務獲取較低的融資成本。

基於以上考慮，董事會認為本集團有足夠的資金以滿足營運資金和償債所需。因此，本集團截至二零一零年六月三十日止六個月期間之未經審核簡明綜合中期財務資料乃按持續經營基礎編製。

3. 重要會計政策

除下列所述外，編製本未經審核簡明綜合中期財務資料採用之會計政策與截至二零零九年十二月三十一日止年度財務報表所採用之會計政策一致。

下列新準則及經修訂的會計準則於二零一零年一月一日起財務年度首次強制執行且適用於本集團：

國際財務報告準則／香港財務報告準則2(經修訂)「集團以現金結算為基礎的股份支付」
國際財務報告準則／香港財務報告準則3(經修訂)「企業合併」
國際會計準則／香港會計準則27(經修訂)「綜合及獨立財務報表」
國際會計準則理事會對國際財務報告準則改進／香港會計師公會對香港財務報告準則改進：
　國際會計準則／香港會計準則7(經修訂)「現金流量表」
　國際會計準則／香港會計準則17(經修訂)「租賃」
　國際會計準則／香港會計準則36(經修訂)「資產減值」
　國際會計準則／香港會計準則38(經修訂)「無形資產」

未經審核簡明綜合中期財務資料附註
(單位：除另有說明外，均以人民幣百萬元為單位)

3. 重要會計政策(續)

採納以上新準則及經修訂的會計準則不會對本集團之未經審核簡明綜合中期財務資料有任何重大影響。此外，國際會計準則理事會及香港會計師公會已頒佈若干新準則及經修訂的準則和詮釋，但於二零一零年一月一日起的財務年度未生效且本集團亦無提前採用。管理層正評估以上新準則及經修訂的會計準則和詮釋的影響，並將在日後財務報告期間按要求採用相關準則及經修訂的會計準則和詮釋。

4. 分部資料

本公司董事會已被認定為主要經營決策者，其定期審閱本集團之內部報表以評估業績並分配資源及基於該等報告以決定經營分部。董事會以提供業務之類型角度而非以地區角度進行經營決策。據此，本集團的業務主要根據為中國大陸用戶提供不同種類之電信服務分成兩個經營分部。

本集團的主要經營分部為如下：

- 移動業務－主要在中國大陸的31省、直轄市及自治區提供GSM和WCDMA電話及相關業務；

- 固網業務－主要在中國大陸的31省、直轄市及自治區提供固網通訊服務及相關服務，國內及國際數據和互聯網相關服務，以及國內及國際長途及相關服務。

主要經營決策者以收入及可直接歸屬於經營分部的成本來評價每一經營分部經營成果。不可分攤項目主要指不可直接分攤至以上描述的各經營分部的集團總部及共享服務開支，也包括其他不可直接分配至特定經營分部的損益表項目如僱員薪酬及福利開支、利息收入、所得稅、財務費用及其他收入。分部資產主要包括固定資產、其他資產、存貨及應收款。分部負債主要包括營運負債。

分部間的收入按照當前與外部顧客交易可比條款或相關政府部門制定的國家標準進行。向主要經營決策者匯報從外部顧客取得的收入與本未經審核簡明綜合中期損益表之計量形式一致。

未經審核簡明綜合中期財務資料附註

（單位：除另有說明外，均以人民幣百萬元為單位）

4. 分部資料（續）

4.1 經營分部

	截至二零一零年六月三十日止六個月期間					
				調節項目		
	移動業務	固網業務	小計	不可分攤項目	抵銷	合計
通信服務收入	39,090	39,606	78,696	537	—	79,233
信息通信技術服務及其他收入	51	437	488	421	—	909
銷售通信產品收入	1,905	66	1,971	—	—	1,971
從外部顧客取得的收入	41,046	40,109	81,155	958	—	82,113
分部間的收入	92	2,118	2,210	319	(2,529)	—
收入合計	41,138	42,227	83,365	1,277	(2,529)	82,113
網間結算成本	(6,853)	(1,836)	(8,689)	—	2,210	(6,479)
折舊及攤銷	(11,257)	(14,331)	(25,588)	(1,089)	36	(26,641)
網絡、營運及支撐成本	(1,395)	(4,232)	(5,627)	(7,134)	2	(12,759)
僱員薪酬及福利開支	—	—	—	(11,679)	107	(11,572)
其他經營費用	(8,462)	(4,335)	(12,797)	(8,287)	107	(20,977)
財務費用	—	—	—	(959)	95	(864)
利息收入	—	—	—	135	(95)	40
淨其他收入	—	—	—	408	—	408
税前分部利潤／(虧損)	13,171	17,493	30,664	(27,328)	(67)	3,269
所得税						(743)
本期盈利						2,526
應佔：						
本公司權益持有人						2,526
非控制性權益						—
						2,526
其他信息：						
計提的壞賬準備	(932)	(472)	(1,404)	(3)		(1,407)
分部資本性支出(a)	10,788	11,596	22,384	10,932		33,316

未經審核簡明綜合中期財務資料附註

（單位：除另有說明外，均以人民幣百萬元為單位）

4. 分部資料（續）

4.1 經營分部（續）

	截至二零零九年六月三十日止六個月期間					
				調節項目		
	移動業務	固網業務	小計	不可分攤項目	抵銷	合計
通信服務收入	34,194	40,192	74,386	127	–	74,513
信息通信技術服務及其他收入	141	776	917	229	–	1,146
銷售通信產品收入	544	116	660	–	–	660
從外部顧客取得的收入	34,879	41,084	75,963	356	–	76,319
分部間的收入	106	2,108	2,214	663	(2,877)	–
收入合計	34,985	43,192	78,177	1,019	(2,877)	76,319
網間結算成本	(6,335)	(2,110)	(8,445)	–	2,205	(6,240)
折舊及攤銷	(8,722)	(13,977)	(22,699)	(673)	14	(23,358)
網絡、營運及支撐成本	(1,189)	(3,496)	(4,685)	(6,336)	8	(11,013)
僱員薪酬及福利開支	–	–	–	(10,649)	103	(10,546)
其他經營費用	(5,139)	(4,499)	(9,638)	(7,418)	505	(16,551)
財務費用	–	–	–	(557)	194	(363)
利息收入	–	–	–	245	(194)	51
淨其他收入	–	–	–	331	–	331
稅前分部利潤／(虧損)	13,600	19,110	32,710	(24,038)	(42)	8,630
所得稅						(2,014)
本期盈利						6,616
應佔：						
本公司權益持有人						6,616
非控制性權益						–
						6,616
其他信息：						
計提的壞賬準備	(684)	(598)	(1,282)	–		(1,282)
分部資本性支出(a)	21,120	7,338	28,458	8,791		37,249

未經審核簡明綜合中期財務資料附註

(單位：除另有說明外，均以人民幣百萬元為單位)

4. 分部資料(續)

4.1 經營分部(續)

	二零一零年六月三十日					
				調節項目		
	移動業務	固網業務	小計	不可分攤項目	抵銷	合計
分部資產合計	161,595	212,778	374,373	43,367	(1,053)	416,687
分部負債合計	66,116	40,342	106,458	107,668	(659)	213,467

	二零零九年十二月三十一日					
				調節項目		
	移動業務	固網業務	小計	不可分攤項目	抵銷	合計
分部資產合計	170,577	213,172	383,749	34,470	(1,174)	417,045
分部負債合計	74,411	51,066	125,477	85,948	(847)	210,578

(a) 列示於不可分攤項目下的分部資本性支出為可使各經營分部都受益的通用設備的資本性支出。

+▪▪▪ 未經審核簡明綜合中期財務資料附註

（單位：除另有説明外，均以人民幣百萬元為單位）

5. 固定資產

截至二零一零年六月三十日及二零零九年六月三十日止六個月期間的固定資產變動如下：

	截至二零一零年六月三十日止六個月期間						
	房屋建築物	移動業務通訊設備	固網業務通訊設備	辦公設備、傢俱、汽車及其他	租入固定資產改良支出	在建工程	合計
成本或評估值：							
期初餘額	49,364	206,923	369,023	41,414	1,886	64,172	732,782
本期增加	26	113	253	51	112	31,635	32,190
在建工程轉入	2,060	19,422	9,549	1,218	118	(32,367)	—
報廢處置	(48)	(324)	(651)	(208)	(228)	—	(1,459)
期末餘額	51,402	226,134	378,174	42,475	1,888	63,440	763,513
其中：							
原值	51,402	226,134	—	—	—	63,440	340,976
評估值	—	—	378,174	42,475	1,888	—	422,537
	51,402	226,134	378,174	42,475	1,888	63,440	763,513
累計折舊及減值：							
期初餘額	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)
本期計提折舊	(968)	(7,857)	(14,309)	(2,238)	(184)	—	(25,556)
報廢處置	46	282	567	199	228	—	1,322
期末餘額	(15,580)	(105,416)	(256,797)	(27,176)	(865)	(25)	(405,859)
賬面淨值：							
期末餘額	35,822	120,718	121,377	15,299	1,023	63,415	357,654
期初餘額	34,706	109,082	125,968	16,277	977	64,147	351,157

未經審核簡明綜合中期財務資料附註

（單位：除另有説明外，均以人民幣百萬元為單位）

5. 固定資產（續）

	截至二零零九年六月三十日止六個月期間						
	房屋建築物	移動業務通訊設備	固網業務通訊設備	辦公設備、傢俱、汽車及其他	租入固定資產改良支出	在建工程	合計
成本或評估值：							
期初餘額	45,688	163,279	345,143	38,194	1,658	40,871	634,833
本期增加	272	65	695	20	142	36,055	37,249
在建工程轉入	1,306	10,165	7,118	961	47	(19,597)	–
報廢處置	(122)	(172)	(267)	(127)	(91)	–	(779)
期末餘額	47,144	173,337	352,689	39,048	1,756	57,329	671,303
其中：							
原值	47,144	173,337	–	–	–	57,329	277,810
評估值	–	–	352,689	39,048	1,756	–	393,493
	47,144	173,337	352,689	39,048	1,756	57,329	671,303
累計折舊及減值：							
期初餘額	(13,085)	(95,942)	(217,482)	(21,990)	(822)	(43)	(349,364)
本期計提折舊	(957)	(6,001)	(13,920)	(1,530)	(213)	–	(22,621)
報廢處置	118	149	259	120	84	–	730
減值準備轉出	–	–	–	–	–	6	6
期末餘額	(13,924)	(101,794)	(231,143)	(23,400)	(951)	(37)	(371,249)
賬面淨值：							
期末餘額	33,220	71,543	121,546	15,648	805	57,292	300,054
期初餘額	32,603	67,337	127,661	16,204	836	40,828	285,469

於二零一零年六月三十日，重估固定資產若以成本值減累計折舊及累計減值損失列示，其賬面淨值約人民幣1,433.45億元（二零零九年十二月三十一日：約人民幣1,499.60億元）。

截至二零一零年六月三十日止六個月期間，本集團確認了處置固定資產的損失約人民幣0.48億元（截至二零零九年六月三十日止六個月期間：約人民幣0.07億元）。

(單位：除另有說明外，均以人民幣百萬元為單位)

6. 所得稅

香港所得稅乃根據截至二零一零年六月三十日止六個月期間預計應課稅利潤按16.5%(截至二零零九年六月三十日止六個月期間：16.5%)稅率計算。截至二零一零年六月三十日止六個月期間，香港境外應課稅利潤的所得稅乃根據本集團所屬營運地區的適用稅率計算。本公司的子公司主要在中國大陸經營業務，所適用的法定企業所得稅率為25%(截至二零零九年六月三十日止六個月期間：25%)。

	截至六月三十日止六個月期間	
	二零一零年	二零零九年
對本期預計的應課稅利潤計提的所得稅		
一香港	**9**	7
一香港境外	**820**	2,537
	829	2,544
遞延所得稅	**(86)**	(530)
所得稅費用	**743**	2,014

適用法定稅率與實際稅率之間差異調節如下：

	截至六月三十日止六個月期間	
	二零一零年	二零零九年
按中國法定稅率	**25.0%**	25.0%
非稅前列支之支出	**1.3%**	0.6%
非應納所得稅收入		
一固網業務一次性收取之初裝費及裝移機費	**(1.6%)**	(1.1%)
中國優惠稅率及免稅期之影響	**(0.8%)**	(0.5%)
其他	**(1.2%)**	(0.7%)
實際所得稅率	**22.7%**	23.3%

（單位：除另有説明外，均以人民幣百萬元為單位）

6. 所得稅（續）

淨遞延所得稅資產／負債變動如下：

	截至六月三十日止六個月期間	
	二零一零年	二零零九年
抵銷後淨遞延所得稅資產：		
期初餘額	**5,202**	5,334
貸記損益表的遞延所得稅	**128**	532
貸／（借）記入權益的遞延所得稅	**402**	(7)
期末餘額	**5,732**	5,859
抵銷後淨遞延所得稅負債：		
期初餘額	**(245)**	(16)
借記損益表的遞延所得稅	**(42)**	(2)
貸記入權益的遞延所得稅	**269**	—
期末餘額	**(18)**	(18)

7. 可供出售金融資產

	二零一零年六月三十日	二零零九年十二月三十一日
企業發行的權益證券	**5,280**	7,977
按上市地方分析：		
中國上市	**139**	188
非中國上市	**5,141**	7,789
	5,280	7,977

截至二零一零年六月三十日止六個月期間，可供出售金融資產公允值變動損失約為人民幣27.10億元（截至二零零九年六月三十日止六個月期間：收益約人民幣0.86億元）。扣除相關税務影響後的損失約人民幣20.39億元（截至二零零九年六月三十日止六個月期間：收益約人民幣0.79億元）已記錄於未經審核簡明綜合中期全面收益表。

未經審核簡明綜合中期財務資料附註
（單位：除另有説明外，均以人民幣百萬元為單位）

8. 其他資產

	二零一零年 六月三十日	二零零九年 十二月三十一日
開通移動服務直接相關成本	**446**	433
固網業務裝移機成本	**1,522**	1,732
預付設施租金及線路租賃費	**3,461**	3,454
購買軟件	**4,240**	3,954
其他	**1,942**	2,023
	11,611	11,596

9. 存貨及易耗品

	二零一零年 六月三十日	二零零九年 十二月三十一日
手機及其他客戶終端產品	**1,463**	1,637
電話卡	**273**	264
易耗品	**516**	449
其他	**78**	62
	2,330	2,412

10. 應收賬款，淨值

	二零一零年 六月三十日	二零零九年 十二月三十一日
應收移動業務收入	**4,706**	3,850
應收固網業務收入	**9,990**	8,783
應收其他業務收入	**306**	262
小計	**15,002**	12,895
減：移動業務壞賬準備	**(2,749)**	(1,874)
固網業務壞賬準備	**(2,582)**	(2,115)
其他業務壞賬準備	**(88)**	(81)
	9,583	8,825

（單位：除另有說明外，均以人民幣百萬元為單位）

10. 應收賬款，淨值（續）

應收賬款賬齡分析如下：

	二零一零年六月三十日	二零零九年十二月三十一日
一個月以內	**6,578**	6,384
一個月以上至三個月	**1,721**	1,235
三個月以上至一年	**3,547**	2,936
一年以上	**3,156**	2,340
	15,002	12,895

本集團所授予之信用期一般為自賬單之日起平均30天至90天。

由於本集團客戶數量龐大，故應收賬款並無重大集中的用戶信貸風險。

11. 預付賬款及其他流動資產

	二零一零年六月三十日	二零零九年十二月三十一日
預付租金	**986**	845
押金及預付款	**1,680**	1,379
預付所得税	**1,127**	1,060
員工備用金	**389**	274
其他	**634**	694
	4,816	4,252

預付賬款及其他流動資產賬齡分析如下：

	二零一零年六月三十日	二零零九年十二月三十一日
一年以內	**4,540**	3,806
一年以上	**276**	446
	4,816	4,252

未經審核簡明綜合中期財務資料附註

（單位：除另有説明外，均以人民幣百萬元為單位）

12. 股本

	二零一零年六月三十日 港幣百萬元	二零零九年十二月三十一日 港幣百萬元
已授權： 30,000,000,000股每股面值港幣0.10元的普通股	**3,000**	3,000

已發行及繳足股本：	**股數 百萬股**	**普通股 每股面值 港幣0.10元 港幣百萬元**	**股本**	**股本溢價**	**合計**
於二零零九年一月一日及二零零九年六月三十日	23,768	2,376	2,329	166,784	169,113
於二零一零年一月一日及二零一零年六月三十日	**23,562**	**2,355**	**2,310**	**173,435**	**175,745**

13. 長期銀行借款

	借款利率及最終到期日	**二零一零年六月三十日**	二零零九年十二月三十一日
美元銀行借款	固定年利率範圍為0%至5.00%（二零零九年十二月三十一日：0%至5.00%）至二零三九年到期（二零零九年十二月三十一日：至二零三九年到期）		
－抵押		**132**	137
－無抵押		**347**	357
		479	494
歐元銀行借款	固定年利率範圍為1.10%至2.50%（二零零九年十二月三十一日：1.10%至2.50%）至二零三四年到期（二零零九年十二月三十一日：至二零三四年到期）		
－無抵押		**265**	327
		265	327
小計		**744**	821
減：一年內到期部份		**(57)**	(62)
		687	759

(單位：除另有說明外，均以人民幣百萬元為單位)

13. 長期銀行借款(續)

長期銀行借款的還款計劃如下：

	二零一零年六月三十日	二零零九年十二月三十一日
到期金額：		
一不超過一年	**57**	62
一超過一年但不超過兩年	**45**	54
一超過兩年但不超過五年	**136**	165
一超過五年	**506**	540
	744	821
減：分類為流動負債部份	**(57)**	(62)
	687	759

(a) 於二零一零年六月三十日，約人民幣1.32億元(二零零九年十二月三十一日：約人民幣1.37億元)的銀行借款由第三方提供公司擔保。

14. 公司債券

本集團於二零零七年六月八日發行總金額為人民幣20億元，票面年利率為4.50%，期限為十年的公司債券，並由中國銀行股份有限公司為此債券提供公司擔保。

本集團於二零零八年九月三日發行另一批總金額為人民幣50億元，票面年利率為5.29%，期限為五年的公司債券，並由國家電網公司為此債券提供公司擔保。

15. 中期票據

於二零一零年四月二日，中國聯合網絡通信有限公司(「中國聯通運營公司」，本公司的全資子公司)完成發行總金額為人民幣30億元的二零一零年度第一期中期票據，期限為三年，年利率為3.73%。

未經審核簡明綜合中期財務資料附註

(單位：除另有説明外，均以人民幣百萬元為單位)

16. 應付賬款及預提費用

	二零一零年六月三十日	二零零九年十二月三十一日
應付工程供應款及設備供應款	**80,985**	85,941
應付通訊產品供應商款	**2,407**	3,193
用戶／建造商押金	**2,604**	2,522
應付修理及運維費	**2,309**	1,900
應付工資及福利費	**1,997**	1,364
應付利息	**417**	212
應付服務供應商／內容供應商款	**1,080**	1,069
預提費用	**4,988**	4,268
其他	**4,214**	3,603
	101,001	104,072

應付賬款及預提費用的賬齡如下：

	二零一零年六月三十日	二零零九年十二月三十一日
六個月以內	**91,298**	90,983
六個月至一年	**3,009**	4,031
一年以上	**6,694**	9,058
	101,001	104,072

（單位：除另有說明外，均以人民幣百萬元為單位）

17. 短期融資券

於二零一零年四月一日，中國聯通運營公司完成發行總金額為人民幣150億元的二零一零年度第一期短期融資券，期限為365日，年利率為2.64%。

18. 短期銀行借款

	借款利率及最終到期日	二零一零年六月三十日	二零零九年十二月三十一日
人民幣銀行借款	固定年利率範圍為2.88%至4.78%（二零零九年十二月三十一日：3.50%至4.37%），至二零一一年到期（二零零九年十二月三十一日：至二零一零年到期）		
一無抵押		**38,620**	55,104
港幣銀行借款	浮動年利率為香港銀行同業拆息加0.50%至0.75%（二零零九年十二月三十一日：0.42%），至二零一一年到期（二零零九年十二月三十一日：至二零一零年到期）		
一無抵押		**10,469**	8,805
合計		**49,089**	63,909

未經審核簡明綜合中期財務資料附註

(單位：除另有說明外，均以人民幣百萬元為單位)

19. 收入

本集團提供服務的資費標準受不同政府機構監管，包括國家發展和改革委員會(「發改委」)、中國工業和信息化部(「工信部」)和省級物價管理局。

收入按扣除營業稅及營業稅附加費後的淨值呈報。截至二零一零年六月三十日止六個月期間，相關營業稅及營業稅附加費約為人民幣23.05億元(截至二零零九年六月三十日止六個月期間：約人民幣22.05億元)。

收入的主要組成部份如下：

	截至六月三十日止六個月期間	
	二零一零年	二零零九年
移動業務		
一通話費及月租費	**23,773**	21,008
一增值服務收入	**10,839**	9,155
一網間結算收入	**4,209**	3,892
一其他服務收入	**269**	139
移動通信服務收入合計	**39,090**	34,194
固網業務		
一通話費及月租費	**15,159**	17,653
一寬帶服務收入	**14,471**	11,726
一網間結算收入	**2,712**	2,869
一增值服務收入	**2,421**	2,722
一網元出租收入	**2,800**	2,847
一其他互聯網相關服務及管理型數據收入	**1,275**	1,153
一初裝費	**130**	283
一其他服務收入	**638**	939
固網通信服務收入合計	**39,606**	40,192
不可分攤通信服務收入	**537**	127
通信服務收入合計	**79,233**	74,513
信息通信技術服務及其他收入	**909**	1,146
銷售通信產品收入	**1,971**	660
外部顧客收入合計	**82,113**	76,319

(單位：除另有説明外，均以人民幣百萬元為單位)

20. 網絡、營運及支撐成本

	截至六月三十日止六個月期間	
	二零一零年	二零零九年
修理及運行維護費	**3,749**	3,213
水電取暖動力費	**4,282**	3,464
經營性租賃費用	**3,874**	3,210
易耗品	**416**	646
其他	**438**	480
網絡、營運及支撐成本合計	**12,759**	11,013

21. 僱員薪酬及福利開支

		截至六月三十日止六個月期間	
	附註	**二零一零年**	二零零九年
工資及薪酬		**9,414**	8,578
界定供款退休金		**1,308**	1,256
住房公積金		**699**	632
其他住房福利		**98**	59
以股份為基礎的僱員酬金	25	**53**	21
僱員薪酬及福利開支合計		**11,572**	10,546

未經審核簡明綜合中期財務資料附註
（單位：除另有説明外，均以人民幣百萬元為單位）

22. 其他經營費用

	截至六月三十日止六個月期間	
	二零一零年	二零零九年
計提壞賬準備	**1,407**	1,282
銷售通信產品成本	**3,102**	817
信息通信技術服務成本	**367**	401
代理佣金	**6,609**	5,929
廣告及業務宣傳費	**1,726**	1,436
客戶接入成本	**1,258**	1,182
用戶獲取及維繫成本	**1,387**	876
物業管理費	**732**	688
辦公及行政費	**1,289**	1,232
車輛使用費	**943**	783
税費	**332**	311
其他	**1,825**	1,614
其他經營費用合計	**20,977**	16,551

23. 財務費用

	截至六月三十日止六個月期間	
	二零一零年	二零零九年
財務費用：		
一需於五年內償還的銀行借款利息	**1,051**	267
一需於五年內償還的公司債券、中期票據及短期融資券利息	**257**	353
一無需於五年內償還的銀行借款利息	**2**	3
一無需於五年內償還的公司債券利息	**45**	45
一減：於在建工程的資本化利息	**(447)**	(397)
利息支出合計	**908**	271
一匯兑淨收益	**(122)**	(12)
一其他	**78**	104
財務費用合計	**864**	363

(單位：除另有説明外，均以人民幣百萬元為單位)

24. 淨其他收入

	截至六月三十日止六個月期間	
	二零一零年	二零零九年
可供出售金融資產股息收益	**233**	—
非貨幣性資產交易收益	**—**	24
其他	**175**	307
淨其他收入合計	**408**	331

25. 以權益結算之股份期權計劃

於二零零零年六月一日，本公司採納了一份股份期權計劃(「股份期權計劃」)和一份以固定價格擬定的全球發售前股份期權計劃(「全球發售前股份期權計劃」)，向符合資格的員工授予股份期權，此等期權計劃的條款已於二零零二年五月十三日、二零零七年五月十一日及二零零九年五月二十六日作出修訂。

隨本公司與中國網通集團(香港)有限公司(「中國網通」)於二零零八年合併，本公司於二零零八年九月十六日採納了特殊目的股份期權計劃(「特殊目的股份期權計劃」)，授予股份期權予於二零零八年十月十四日尚未行使之中國網通股份期權之持有人士，此等期權計劃的條款已於二零零九年五月二十六日作出修訂。

未行使的股份期權數目的變動及有關加權平均行使價列示如下：

	截至六月三十日止六個月期間			
	二零一零年		二零零九年	
	平均行使價 每股港幣	**股份期權 份數**	平均行使價 每股港幣	股份期權 份數
期初餘額	**6.95**	**413,074,166**	6.95	413,074,166
授予	**—**	**—**	—	—
失效	**15.42**	**(16,977,600)**	—	—
行使	**—**	**—**	—	—
期末餘額	**6.59**	**396,096,566**	6.95	413,074,166

截至二零一零年及二零零九年六月三十日止六個月期間沒有股份期權被行使。

於二零一零年六月三十日，在396,096,566份未行使的股份期權中(二零零九年十二月三十一日：413,074,166)，373,864,199份股份期權可予行使(二零零九年十二月三十一日：390,841,799)，加權平均行使價格為港幣6.49元(二零零九年十二月三十一日：港幣6.88元)。

未經審核簡明綜合中期財務資料附註

(單位：除另有説明外，均以人民幣百萬元為單位)

25. 以權益結算之股份期權計劃(續)

於資產負債表日，未行使的股份期權的信息摘要如下：

期權授予日	期權生效期	期權可行使期	行使期權時每股支付價格	於二零一零年六月三十日未行使股份期權份數	於二零零九年十二月三十一日未行使股份期權份數
根據全球發售前股份期權計劃授予之股份期權(附註i)：					
二零零零年六月二十二日	二零零零年六月二十二日至二零零二年六月二十一日	二零零二年六月二十二日至二零一零年六月二十一日	港幣15.42元	**—**	16,977,600
根據股份期權計劃授予之股份期權(附註i)：					
二零零一年六月三十日(附註ii)	二零零一年六月三十日	二零零一年六月三十日至二零一一年六月二十二日	港幣15.42元	**4,350,000**	4,350,000
二零零三年五月二十一日(附註ii)	二零零三年五月二十一日至二零零六年五月二十一日	二零零四年五月二十一日至二零一一年五月二十日	港幣4.30元	**8,956,000**	8,956,000
二零零四年七月二十日(附註ii)	二零零四年七月二十日至二零零七年七月二十日	二零零五年七月二十日至二零一一年七月十九日	港幣5.92元	**41,024,000**	41,024,000
二零零四年十二月二十一日(附註ii)	二零零四年十二月二十一日至二零零七年十二月二十一日	二零零五年十二月二十一日至二零一一年十二月二十日	港幣6.20元	**654,000**	654,000
二零零六年二月十五日	二零零六年二月十五日至二零零九年二月十五日	二零零八年二月十五日至二零一二年二月十四日	港幣6.35元	**151,556,000**	151,556,000
根據特殊目的股份期權計劃授予之股份期權：					
二零零八年十月十五日(「二零零四年特殊目的股份期權」)(附註ii)	二零零八年十月十五日至二零零九年五月十七日	二零零八年十月十五日至二零一一年十一月十六日	港幣5.57元	**100,627,098**	100,627,098
二零零八年十月十五日(「二零零五年特殊目的股份期權」)	二零零八年十月十五日至二零一零年十二月六日	二零零八年十月十五日至二零一一年十二月五日	港幣8.26元	**88,929,468**	88,929,468
				396,096,566	413,074,166

25. 以權益結算之股份期權計劃（續）

於二零一零年六月三十日未行使股份期權加權平均剩餘合約期限為1.44年（二零零九年十二月三十一日：1.50年）。

附註i： 董事會已根據二零零九年五月二十六日經股東批准分別對全球發售前股份期權計劃及股份期權計劃進行修訂，將其中約25,000,000份期權的可行使期延長一年。延期的主要原因是(i)作為二零零八年行業重組的一部份，該等期權的持有人被調職到其他電信公司，根據全球發售前股份期權計劃及股份期權計劃，該等期權的持有人被董事會確定為「被調動人員」，及(ii)由於全球發售前股份期權計劃及股份期權計劃中各自的相關條款規定的「強制性禁售」，至使該等期權未能行使。該修訂對截至二零零九年六月三十日止六個月期間的未經審核簡明綜合中期財務資料並無重大影響。於二零一零年三月，由於「強制性禁售」仍然繼續生效，董事會於二零一零年三月二十四日將該等經修訂後股份期股計劃下的若干期權的行使期再延長一年。該修訂對截至二零一零年六月三十日止六個月期間的未經審核簡明綜合中期財務資料並無任何重大影響。於二零一零年六月三十日，由被調動人員持有之約23,600,000份股份期權仍然有效。

附註ii： 此等股份期權的原最後可行使日期分別為二零一零年六月二十二日、二零一零年五月二十日（於二零零九年，董事會已根據股份期權計劃的條款將此等期權的最後可行使期由二零零九年五月二十日延長至二零一零年五月二十日）、二零一零年七月十九日、二零一零年十二月二十日及二零一零年十一月十六日。於二零一零年三月二十四日，董事會分別根據股份期權計劃及特殊目的股份期權計劃的條款，將上述最後可行使日期分別延至二零一一年六月二十二日、二零一一年五月二十日、二零一一年七月十九日、二零一一年十二月二十日及二零一一年十一月十六日。延期的原因是由於分別根據股份期權計劃及特殊目的股份期權計劃中相關條款所規定的「強制性禁售」，導致上述股份期權未能行使。該修訂對截至二零零九年及二零一零年六月三十日止六個月期間的未經審核簡明綜合中期財務資料並無任何重大影響。

(單位：除另有説明外，均以人民幣百萬元為單位)

26. 股息

於二零一零年五月十二日的股東周年大會上，本公司經股東批准派發二零零九年度末期股息每普通股人民幣0.16元，合計約人民幣37.70億元(二零零八年度：約人民幣47.54億元)，並在截至二零一零年六月三十日止六個月期間的留存收益扣減中反映。於二零一零年六月三十日，除應付聯通BVI及網通BVI的股息分別為約人民幣14.05億元及約人民幣2.16億元外，其他股息均已派發。

對於本公司的非中國居民企業股東，本公司在扣除非中國居民企業股東應付企業所得税金額後，向其分派股息。且在宣派該等股息時，重分類相關之應付股息至應付代扣所得税。此要求不適用於本公司股東名冊上以個人名義登記的股東。

27. 每股盈利

截至二零一零年及二零零九年六月三十日止六個月期間的每股基本盈利是按照權益持有人應佔利潤除以各期間發行在外的普通股加權平均數計算。

截至二零一零年及二零零九年六月三十日止六個月期間的每股攤薄盈利是按照權益持有人應佔利潤除以各期間就所有可能攤薄普通股的影響作出調整後的發行在外普通股加權平均數計算。所有可能普通股股份是從(i)經修訂後的全球發售股份前的股份期權計劃下授予的股份期權；(ii)經修訂後的股份期權計劃下授予的股份期權；及(iii)經修訂後的特殊目的股份期權計劃下授予的股份期權。

截至二零一零年六月三十日止六個月期間，非攤薄性的可能普通股股份來自於經修訂後的股份期權計劃下授予的行使價為港幣15.42元的股份期權，其並未包括在計算每股攤薄盈利中的普通股加權平均數中。截至二零零九年六月三十日止六個月期間，非攤薄性的可能普通股股份來自於經修訂後的全球發售股份前股份期權計劃下授予及經修訂後的股份期權計劃下授予的行使價為港幣15.42元的股份期權及經修訂後的特殊目的股份期權計劃下授予的行使價為港幣8.26元的股份期權，其並未包括在計算每股攤薄盈利中的普通股加權平均數中。

未經審核簡明綜合中期財務資料附註

（單位：除另有説明外，均以人民幣百萬元為單位）

27. 每股盈利（續）

下表列示了每股基本盈利與每股攤薄盈利的計算：

	截至六月三十日止六個月期間	
	二零一零年	二零零九年
分子（人民幣百萬元）：		
本公司權益持有人應佔盈利	**2,526**	6,616
分母（百萬股）：		
用來計算每股基本盈利的發行在外的普通股的加權平均數量	**23,562**	23,768
因股份期權而產生的攤薄數量	**117**	94
用來計算每股攤薄盈利的股份數量	**23,679**	23,862
每股基本盈利（人民幣元）	**0.11**	0.28
每股攤薄盈利（人民幣元）	**0.11**	0.28

28. 關連交易

聯通集團是由中國政府直接控股的國有企業。中國政府是本公司的最終控股方。聯通集團和中國政府不發佈用於公共目的之財務報表。

中國政府控制著中國境內很大比例的生產性資產和實體。本集團提供電信服務是零售交易的一部份，因此可能與其他國有企業的員工有廣泛的交易，包括主要管理人員及其關係緊密的家庭成員。這些交易按適用於所有客戶的商業條款進行。

管理層認為本集團在其日常交易中與若干國有企業（主要包括其他電信服務運營商）之間存在重大交易。這些交易主要按與第三方交易可比的條款或相關政府部門制定的國家標準進行且已反映在未經審核簡明綜合中期財務資料中。本集團的電信網絡在很大程度上依賴於境內電信運營商的網絡和從境內電信運營商租賃的傳輸線路。管理層相信與關聯方交易相關有價值的重要信息已充分在以下披露。

(單位：除另有說明外，均以人民幣百萬元為單位)

28. 關連交易(續)

28.1 與聯通集團及其子公司的交易

(a) 經常性交易

以下列表為本集團與聯通集團及其子公司之間進行的經常性交易。本公司董事認為，該等交易於正常業務中發生。

	截至六月三十日止六個月期間	
	二零一零年	二零零九年
與聯通集團及其子公司的經常性交易：		
中國南方電信網絡租賃費	**1,100**	907
移動用戶增值服務費	**48**	78
物業、設備和設施的租賃費	**398**	402
國際出入口局服務費用	**1**	3
通信設備採購代理支出	**—**	6
工程及信息相關服務支出	**448**	494
共享服務收入	**3**	—
共享服務支出	**143**	132
物料採購服務費	**141**	125
末梢電信服務支出	**417**	312
綜合服務支出	**82**	123
電信設備租賃款	**78**	74
信息通信技術服務收入	**6**	42
工程設計及技術服務收入	**—**	4

(b) 非經常性交易

於二零零九年一月，中國聯通運營公司已完成從聯通集團和中國網絡通信集團公司(「網通集團」,其已於二零零九年一月與聯通集團合併)收購(i)由網通集團和聯通集團及／或其各自的子公司和分公司營運的但不包括其電信網絡和相關非流動資產及負債的中國南方二十一省的固網業務以及天津市的本地電話業務和相關資產；(ii)由網通集團及／或其子公司擁有的中國北方的一級幹線傳輸資產；(iii)由聯通集團擁有的聯通興業科貿有限公司的100%股權；(iv)由聯通集團擁有的中訊郵電諮詢設計院有限公司的100%股權；及(v)由聯通集團擁有的聯通新國信通信有限公司的100%股權。收購代價總額約為人民幣44.3億元。以上(i),(iii),(iv)及(v)所描述的業務及資產的收購簡稱為「二零零九企業合併」。

未經審核簡明綜合中期財務資料附註
（單位：除另有説明外，均以人民幣百萬元為單位）

28. 關連交易（續）

28.1 與聯通集團及其子公司的交易（續）

(c) 應收及應付關聯公司／聯通集團及其子公司款

於二零一零年六月三十日，應付關聯公司款包括應付網通BVI約人民幣21.04億元的無抵押短期借款，以用於支付本公司二零零八年末期股息。此借款年利率為六個月香港銀行同業拆息加0.8%，並應於二零一零年六月十六日到期。上述借款已於二零一零年六月十二日展期一年至二零一一年六月十六日到期，年利率為香港銀行同業拆息加0.8%。

除上述應付網通BVI之短期借款外，應收及應付關聯公司或聯通集團及其子公司之款項均為無抵押、免息、在需要時／根據合同條款要求償付，並根據上述附註(a)及所述與關聯公司／聯通集團及其子公司之正常業務交易過程中產生。

28.2 與境內電信運營商

(a) 與境內電信運營商的重要經常性交易

以下是與境內電信運營商在正常業務下發生的重大交易綜述：

	截至六月三十日止六個月期間	
	二零一零年	二零零九年
網間結算收入	**5,920**	5,934
網間結算成本	**5,919**	5,726
線路租賃收入	**121**	204
線路租賃費用	**25**	58
工程設計及技術服務收入	**115**	180

未經審核簡明綜合中期財務資料附註
(單位：除另有說明外，均以人民幣百萬元為單位)

28. 關連交易(續)

28.2 與境內電信運營商(續)

(b) 應收及應付境內電信運營商款

	二零一零年六月三十日	二零零九年十二月三十一日
應收境內電信運營商款		
一應收網間結算收入、線路租賃收入及工程設計及技術服務收入	**1,326**	1,205
一減：壞賬準備	**(45)**	(71)
	1,281	1,134
應付境內電信運營商款		
一應付網間結算成本及線路租賃費用	**922**	1,136

所有應收及應付境內電信運營商款項均是無抵押，免息並將在一年內償付。

(c) 出售本集團之CDMA業務予中國電信股份有限公司(「中國電信」)

出售CDMA業務相關之應收／應付中國電信款項餘額如下：

	二零一零年六月三十日	二零零九年十二月三十一日
應付款項：		
一代中國電信收取的預收賬款	**—**	(7)
應收代價(i)	**—**	5,121

(i) 截至二零一零年六月三十日止六個月期間，本集團從中國電信收取與二零零八年出售CDMA業務相關的現金約人民幣51.21億元。

28. 關連交易(續)

28.3主要管理人員薪酬

截至二零一零年及二零零九年六月三十日止六個月期間，已付／應付本公司董事袍金及薪酬總額列示如下：

	截至六月三十日止六個月期間	
	二零一零年 (人民幣千元)	二零零九年 (人民幣千元)
非執行董事：		
袍金	**1,006**	1,145
其他福利(a)	**169**	—
	1,175	1,145
執行董事：		
袍金	**—**	—
其他薪酬		
－薪金及津貼	**3,466**	4,188
－已付及應付花紅	**1,645**	1,644
－其他福利(a)	**752**	46
－退休計劃的供款	**54**	51
	5,917	5,929
	7,092	7,074

(a) 其他福利是指在本公司股份期權計劃下授予本公司董事之股份期權於相關期間內確認的以股份為基礎的僱員酬金。

未經審核簡明綜合中期財務資料附註
（單位：除另有說明外，均以人民幣百萬元為單位）

29. 或有事項及承諾

29.1 資本承諾

於二零一零年六月三十日及二零零九年十二月三十一日，本集團的資本承諾主要是關於電信網絡建設方面的資本支出，具體如下：

	二零一零年六月三十日			二零零九年十二月三十一日
	土地及房屋建築物	**設備**	**合計**	合計
經授權並已簽訂合同	**357**	**6,264**	**6,621**	8,810
經授權但未簽訂合同	**536**	**2,200**	**2,736**	4,030
合計	**893**	**8,464**	**9,357**	12,840

於二零一零年六月三十日及二零零九年十二月三十一日，無資本承諾事項以美元計價。

29.2 經營租賃承諾

於二零一零年六月三十日及二零零九年十二月三十一日，本集團於未來支付之不可撤銷經營租賃最低租賃付款額如下：

	二零一零年六月三十日				二零零九年十二月三十一日
	土地及房屋建築物	**設備**	**租賃中國南方電信網絡(a)**	**合計**	合計
租賃到期日：					
－不超過一年	**1,193**	**700**	**1,100**	**2,993**	4,109
－超過一年但不超過五年	**3,001**	**847**	**—**	**3,848**	3,615
－超過五年	**865**	**172**	**—**	**1,037**	1,179
合計	**5,059**	**1,719**	**1,100**	**7,878**	8,903

(a) 根據於二零零八年十二月十六日訂立的網絡租賃協議，中國聯通運營公司向聯通新時空移動通信有限公司（聯通集團的子公司）租賃中國南方電信網絡，租賃期自二零零九年一月一日至二零一零年十二月三十一日止。該經營租賃付款額乃根據此兩年期的租賃協議規定的年度租賃費為基礎進行計算。

29. 或有事項及承諾(續)

29.3 或有負債

如以上附註19所述，本集團提供服務的資費受制於不同政府機構管轄。於二零零八年，發改委調查了中國聯通運營公司及中國網通(集團)有限公司(「網通中國」，於二零零九年一月一日與中國聯通運營公司合併)各自分支機搆的資費遵守情況。按管理層之評估及與工信部和發改委的不斷溝通，管理層認為本集團於調查期間內均遵守相關政府機構制定的政策。因本次調查導致本集團未來發生重大現金流出的機會不大，因此於二零一零年六月三十日及二零零九年十二月三十一日沒有作撥備。

30. 財務資料的通過

本未經審核簡明綜合中期財務資料已於二零一零年八月二十六日經董事會批核。

中期財務資料的審閱報告

致中國聯合網絡通信(香港)股份有限公司董事會
(於香港註冊成立的有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第11至46頁的中期財務資料,此中期財務資料包括中國聯合網絡通信(香港)股份有限公司(「貴公司」)及其子公司(合稱「貴集團」)於二零一零年六月三十日的簡明綜合中期資產負債表與截至該日止六個月期間的相關簡明綜合中期損益表、全面收益表、權益變動表和現金流量表,以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司證券上市規則規定,就中期財務資料編製的報告必須符合以上規則的有關條文以及國際會計準則理事會頒佈的國際會計準則第34號「中期財務報告」(「國際會計準則第34號」)或香港會計師公會頒佈的香港會計準則第34號「中期財務報告」(「香港會計準則第34號」),視乎該公司是否根據《國際財務報告準則》或《香港財務報告準則》編製其年度財務報表。因貴集團按《國際財務報告準則》及《香港財務報告準則》編製年度財務報表,貴公司董事須負責根據國際會計準則第34號及香港會計準則第34號編製及列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論,並按照委聘之條款僅向整體董事會報告,除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢,及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小,故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此,我們不會發表審核意見。

結論

按照我們的審閱,我們並無發現任何事項,令我們相信中期財務資料在各重大方面未有根據國際會計準則第34號「中期財務報告」及香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港,二零一零年八月二十六日

其他資料

公司股份期權計劃

1. 股份期權計劃

本公司於二零零零年六月一日採納了一份股份期權計劃，並分別於二零零二年五月十三日、二零零七年五月十一日及二零零九年五月二十六日進行了修訂(「股份期權計劃」)。股份期權計劃旨在激勵和獎勵為公司的發展作出了貢獻的員工。股份期權計劃自二零零零年六月二十一日起生效及有效，為期十年，並已於二零一零年六月二十一日期滿。股份期權計劃期滿後，不得根據股份期權計劃再授予任何股份期權，但如果屬行使該期限前所授予的任何股份期權所必須，或屬股份期權計劃的規定所要求，股份期權計劃的規定則繼續完全生效及有效。根據股份期權計劃：

(1) 股份期權可授予員工，包括本公司的所有董事(「董事」)；

(2) 向公司的關連人仕(定義見香港聯合交易所有限公司證券上市規則(「上市規則」)授予股份期權，必須獲得公司獨立非執行董事(不包括本身是期權獲授人的獨立非執行董事)的批准；

(3) 所授股份期權可認購的股份數量最多不得超過公司截至二零零二年五月十三日已發行股本的10%；

(4) 期權期自發出該股份期權的要約日後任何一日開始，但不得遲於自發出要約日起的十年；

(5) 認購價不得低於以下價格中較高者：

(a) 股份面值；

(b) 公司股份於股份期權要約日在香港聯合交易所有限公司(「香港聯交所」)的收盤價；及

(c) 公司股份於緊接要約日之前的五個交易日在香港聯交所的收盤價的平均價；

(6) 在任何12個月期間，根據股份期權計劃可向任何股份期權計劃參與者發出的股份期權項下的股份數量(包括已行使及未行使的股份期權)不得超過本公司已發行股本之1%；及

(7) 每項授予應付的價款為港幣1.00元。

截至二零一零年六月三十日止，根據股份期權計劃已授出並繼續有效的股份期權共206,540,000份，相當於本公司於本中期報告付印前的最後實際可行日期已發行股本的約0.88%。其中，截至二零一零年六月三十日止，2,188,000份股份期權由董事及其聯繫人仕持有。詳情請參閱「公司股份期權計劃－4.董事、行政總裁及僱員於全球發售前股份期權計劃、股份期權計劃及特殊目的購股權計劃下持有之權益」一節。所有截至二零一零年六月三十日止仍有效的已授出股份期權受股份期權計劃的條款所管轄。

截至二零一零年六月三十日止六個月內，並無根據股份期權計劃授予的股份期權被行使。

2. 全球發售前股份期權計劃

本公司於二零零零年六月一日同時採納了全球發售前股份期權計劃，並分別於二零零二年五月十三日、二零零七年五月十一日及二零零九年五月二十六日進行了修訂（「全球發售前股份期權計劃」）。全球發售前股份期權計劃自二零零零年六月二十一日起生效及有效，為期十年，並已於二零一零年六月二十一日期滿。全球發售前股份期權計劃期滿後，不得再根據全球發售前股份期權計劃授予任何股份期權。全球發售前股份期權計劃的條款基本上與股份期權計劃的上述條款相同，但以下規定除外：

(1) 行使股份期權時應付的股份價格為港幣15.42元（不包括經紀佣金和香港聯交所交易徵費）；及

(2) 股份期權行使的有效期自股份期權授予日起的兩年後開始，最遲於二零零零年六月二十二日起的十年後結束。

於二零一零年六月二十一日，根據全球發售前股份期權計劃已授出並在緊接此日期前有效的股份期權共16,977,600份已告失效。該等失效期權相當於本公司於該日已發行股本的約0.07%，而在該等失效的股份期權中，並無任何股份期權由董事持有。

在自二零一零年一月一日起至二零一零年六月二十一日止期間，並無根據全球發售前股份期權計劃授予的股份期權被行使。

3. 特殊目的購股權計劃

於二零零八年九月十六日，就本公司與中國網通集團（香港）有限公司（「中國網通」）通過公司條例第166條項下中國網通的一項協議安排（「協議安排」）方式進行合併，本公司採納了特殊目的購股權計劃（「特殊目的購股權計劃」）。特殊目的購股權計劃為本公司提供一項措施以激勵及挽留根據中國網通採納之購股權計劃（「網通購股權計劃」）授出之購股權（「網通購股權」）的持有人（為中國網通及其附屬公司的中高層管理人員），以及鼓勵彼等為提高本公司的價值而努力。特殊目的購股權計劃自二零零八年十月十五日起至二零一四年九月三十日（即網通購股權計劃獲得採納後滿十年之日）止期間內有效。本公司於二零零九年五月二十六日對特殊目的購股權計劃的條款進行了修訂。特殊目的購股權計劃之主要條款綜述如下：

A. 特殊聯通購股權的授出及行使價

(i) 向每名合資格參與人(「合資格參與人」)授出的特殊聯通購股權(「特殊聯通購股權」)的數目上限以及該等特殊聯通購股權的行使價，應按下述公式確定：

特殊聯通購股權數目= X x Y
每份特殊聯通購股權的行使價= Z/X

其中：

「X」為根據協議安排以每股被註銷中國網通股份交換1.508股聯通股份的比率(「換股比率」)；

「Y」為一名合資格參與人於二零零八年十月十四日下午五時正(香港時間)(「協議安排記錄時間」)持有的尚未行使之網通購股權數目；及

「Z」為一名合資格參與人於協議安排記錄時間持有的尚未行使之網通購股權的行使價。

任何合資格參與人均不獲授予特殊購股權的不足一份之購股權。

根據上述公式，二零零四年聯通特殊目的購股權(定義見下文)的行使價為港幣5.57元，而二零零五年聯通特殊目的購股權(定義見下文)的行使價為港幣8.26元。

倘實施資本化發行、供股、分拆或合併聯通股份或削減股本，董事會有權對根據特殊目的購股權計劃授出的特殊聯通購股權所涉及的股份數目及行使價作出相應修訂。有關調整須使合資格參與人獲得與其於是項調整前原應享有的相同比例已發行股本，而調整亦不得導致本公司股份以低於其面值的價格發行。

(ii) 接納授出特殊聯通購股權概無應付款項。

B. 特殊聯通購股權的行使

特殊聯通購股權將按照下文的歸屬時間表行使：

(i) 就於二零零四年十月二十二日向合資格參與人授出並於協議安排記錄時間由合資格參與人持有的網通購股權（「二零零四年網通購股權」）而向合資格參與人授出的特殊聯通購股權（「二零零四年聯通特殊目的購股權」），將由二零零八年十月十五日起直至二零一一年十一月十六日（經董事會延期）有效。於二零一一年十一月十六日前未行使的任何二零零四年聯通特殊目的購股權將自動失效。二零零四年聯通特殊目的購股權相應的可行使期間及每期間可行使的數目上限不得超過「公司股份期權計劃－4.董事、行政總裁及僱員於全球發售前股份期權計劃、股份期權計劃及特殊目的購股權計劃下持有之權益」一節中附註4所載的限額；及

(ii) 就於二零零五年十二月六日向合資格參與人授出並於協議安排記錄時間由合資格參與人持有的二零零五年網通購股權（「二零零五年網通購股權」）而向合資格參與人授出的特殊聯通購股權（「二零零五年聯通特殊目的購股權」），將由二零零八年十月十五日起直至二零一一年十二月五日有效。於二零一一年十二月五日前尚未行使的任何二零零五年聯通特殊目的購股權將自動失效。二零零五年聯通特殊目的購股權相應的可行使期間及每期間可行使的數目上限不得超過「公司股份期權計劃－4.董事、行政總裁及僱員於全球發售前股份期權計劃、股份期權計劃及特殊目的購股權計劃下持有之權益」一節中附註4所載的限額。

有關特殊目的購股權計劃的進一步描述，請參閱本公司於二零零八年八月十五日發出之通函。

截至二零一零年六月三十日，根據特殊目的購股權計劃已授出並繼續有效的股份期權共189,556,566份，相當於本公司於本中期報告付印前的最後實際可行日期已發行股本的約0.80%。其中，截至二零一零年六月三十日，686,894份股份期權由一名董事持有。所有截至二零一零年六月三十日止仍有效的已授出股份期權受特殊目的購股權計劃的條款所管轄。

截至二零一零年六月三十日止六個月內，並無根據特殊目的購股權計劃授予的股份期權被行使。

4. 董事、行政總裁及僱員於全球發售前股份期權計劃、股份期權計劃及特殊目的購股權計劃下持有之權益

	身份及性質	期權授予日[4]	行使價(港幣)	二零一零年一月一日有效期權數[1]	期內變化 授予[1]	行使[1]	失效[1]	二零一零年六月三十日有效期權數[1]
董事								
常小兵(董事長兼首席執行官)	實益擁有人(個人)	二零零四年十二月二十一日	6.20	526,000	–	–	–	526,000
		二零零六年二月十五日	6.35	746,000	–	–	–	746,000
								1,272,000
陸益民	–	–	–	–	–	–	–	–
左迅生	實益擁有人(個人)	二零零八年十月十五日	5.57	686,894	–	–	–	686,894
佟吉祿	實益擁有人(個人)	二零零一年六月三十日	15.42	292,000	–	–	–	292,000
		二零零四年七月二十日	5.92	92,000	–	–	–	92,000
		二零零六年二月十五日	6.35	460,000	–	–	–	460,000
	實益擁有人(配偶)	二零零四年七月二十日	5.92	32,000	–	–	–	32,000
		二零零六年二月十五日	6.35	40,000	–	–	–	40,000
								916,000
Cesareo Alierta Izuel	–	–	–	–	–	–	–	–
張永霖	–	–	–	–	–	–	–	–
黃偉明	–	–	–	–	–	–	–	–
John Lawson Thornton	–	–	–	–	–	–	–	–
鍾瑞明	–	–	–	–	–	–	–	–
蔡洪濱	–	–	–	–	–	–	–	–
僱員[2]		二零零零年六月二十二日	15.42	16,977,600	–	–	16,977,600	–
		二零零一年六月三十日	15.42	4,058,000	–	–	–	4,058,000
		二零零三年五月二十一日	4.30	8,956,000	–	–	–	8,956,000
		二零零四年七月二十日	5.92	40,900,000	–	–	–	40,900,000
		二零零四年十二月二十一日	6.20	128,000	–	–	–	128,000
		二零零六年二月十五日	6.35	150,310,000	–	–	–	150,310,000
		二零零八年十月十五日	5.57	99,940,204	–	–	–	99,940,204
		二零零八年十月十五日	8.26	88,929,468	–	–	–	88,929,468
								393,221,672[3]
合計				**413,074,166**				**396,096,566**

附註：

1. 每一股份期權授予持有人認購一股股份的權利。

2. 包括於二零一零年五月十二日退任獨立非執行董事的吳敬璉先生。二零一零年一月一日未行使股份期權數包括吳敬璉先生個人實益擁有之584,000份股份期權。

3. 二零一零年六月三十日未行使股份期權包括由於二零零八年行業重組被調職到其他電信公司，而被董事會根據相關股份期權計劃確定為「被調動人員」的期權持有人所持有之約23,600,000份股份期權。

其他資料

4. 股份期權之詳情如下：

授予日期	行使價（港幣）	可行使期*
根據全球發售前股份期權計劃授予：		
二零零零年六月二十二日	15.42	二零零二年六月二十二日至二零一零年六月二十一日
根據股份期權計劃授予：		
二零零一年六月三十日	15.42	二零零一年六月三十日至二零一一年六月二十二日**
二零零三年五月二十一日	4.30	二零零四年五月二十一日至二零一一年五月二十日**（股份期權授予部份的40%） 二零零五年五月二十一日至二零一一年五月二十日**（股份期權授予部份的30%） 二零零六年五月二十一日至二零一一年五月二十日**（股份期權授予部份餘下的30%）
二零零四年七月二十日	5.92	二零零五年七月二十日至二零一一年七月十九日**（股份期權授予部份的40%） 二零零六年七月二十日至二零一一年七月十九日**（股份期權授予部份的30%） 二零零七年七月二十日至二零一一年七月十九日**（股份期權授予部份餘下的30%）
二零零四年十二月二十一日	6.20	二零零五年十二月二十一日至二零一一年十二月二十日**（股份期權授予部份的40%） 二零零六年十二月二十一日至二零一一年十二月二十日**（股份期權授予部份的30%） 二零零七年十二月二十一日至二零一一年十二月二十日**（股份期權授予部份餘下的30%）
二零零六年二月十五日	6.35	二零零八年二月十五日至二零一二年二月十四日（股份期權授予部份的50%） 二零零九年二月十五日至二零一二年二月十四日（股份期權授予部份餘下的50%）
根據特殊目的購股權計劃授予：		
二零零八年十月十五日	5.57	二零零八年十月十五日至二零一一年十一月十六日**（與於協議安排記錄時間仍生效而分別可由二零零六年五月十七日至二零一零年十一月十六日、由二零零七年五月十七日至二零一零年十一月十六日及由二零零八年五月十七日至二零一零年十一月十六日行使但尚未行使的二零零四年網通購股權相關的股份期權授予部份） 二零零九年五月十七日至二零一一年十一月十六日**（與於協議安排記錄時間仍生效而可由二零零九年五月十七日至二零一零年十一月十六日行使但尚未行使的二零零四年網通購股權相關的股份期權授予部份）
二零零八年十月十五日	8.26	二零零八年十月十五日至二零一一年十二月五日（與於協議安排記錄時間仍生效而可由二零零七年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份） 二零零八年十二月六日至二零一一年十二月五日（與於協議安排記錄時間仍生效而可由二零零八年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份） 二零零九年十二月六日至二零一一年十二月五日（與於協議安排記錄時間仍生效而可由二零零九年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份） 二零一零年十二月六日至二零一一年十二月五日（與於協議安排記錄時間仍生效而可由二零一零年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份）

* 二零零九年，董事會根據全球發售前股份期權計劃及股份期權計劃的條款，將其中約25,000,000份股份期權的可行使期延長一年。該延期的原因是，(i)作為二零零八年行業重組的一部份，該等股份期權的持有人被調職到其他電信公司，根據全球發售前股份期權計劃及股份期權計劃，該等股份期權的持有人被董事會確定為「被調動人員」，及(ii)由於全球發售前股份期權計劃及股份期權計劃中各自的相關條款規定的「強制性禁售」，至使該等股份期權未能行使。於二零一零年三月，由於「強制性禁售」仍然繼續生效，董事會根據股份期權計劃中的相關條款規定將若干股份期權的行使期再延長一年。截至二零一零年六月三十日止，由被調動人員持有之約23,600,000份股份期權（即以上附註3提及的股份期權）仍然有效。

** 此等股份期權的原最後可行使日期分別為二零一零年六月二十二日、二零一零年五月二十日（二零零九年，董事會已根據股份期權計劃的條款將此等期權的最後可行使期由二零零九年五月二十日延長至二零一零年五月二十日）、二零一零年七月十九日、二零一零年十二月二十日及二零一零年十一月十六日。於二零一零年三月，董事會分別根據股份期權計劃及特殊目的購股權計劃的條款，將上述最後可行使日期分別延至二零一一年六月二十二日、二零一一年五月二十日、二零一一年七月十九日、二零一一年十二月二十日及二零一一年十一月十六日。延期的原因是由於分別根據股份期權計劃及特殊目的購股權計劃中相關條款所規定的「強制性禁售」，導致上述股份期權未能行使。

董事在股份、相關股份或債券中的權益和淡倉

截至二零一零年六月三十日止，根據須要按《證券及期貨條例》(「該條例」)第352條保存的名冊所記錄，或根據上市公司董事進行證券交易的標準守則另外向本公司及香港聯交所作出的通知，本公司董事於本公司或該條例所定義的任何其聯營公司的任何股份、相關股份或債券中持有的權益或淡倉如下：

董事	身份	持有本公司普通股數量	佔已發行股本之百分率
張永霖	實益擁有人(個人)	400,000	0.0017%
鍾瑞明	實益擁有人(個人)	6,000	0.0000%

有關截至二零一零年六月三十日止，本公司董事及行政總裁於全球發售前股份期權計劃、股份期權計劃及特殊目的購股權計劃下持有的權益及購買股份之權利請參閱「公司股份期權計劃－4.董事、行政總裁及僱員於全球發售前股份期權計劃、股份期權計劃及特殊目的購股權計劃下持有之權益」一節。

除本文所披露者外，本公司或其任何控股公司或附屬公司，於截至二零一零年六月三十日止六個月期間的任何時候均未作出任何安排令本公司董事或其配偶或十八歲以下子女，通過購買本公司或其任何聯營公司(如該條例所定義)的股份或債券而獲得利益。

此外，除本文所披露者外，於二零一零年六月三十日，本公司無任何董事或行政總裁在本公司或其任何聯營公司(如該條例所定義)的任何股份、相關股份或債務證券中擁有任何個人、家族、公司或其他權益或淡倉。

在本公司股本中的重大權益及淡倉

下表列出於二零一零年六月三十日，已通知本公司及須按該條例第336條保存的登記冊內所登記的每一人仕(本公司的董事及行政總裁除外)於本公司的股份或相關股份中擁有的權益及淡倉：

	所持普通股		佔已發行
	直接持有	**間接持有**	**股本百分比**
(i) 中國聯合網絡通信集團有限公司(「聯通集團」)[1,2]	—	16,959,075,926	71.98%
(ii) 中國聯合網絡通信股份有限公司(「聯通A股公司」)[1]	—	9,725,000,020	41.27%
(iii) 中國聯通(BVI)有限公司(「聯通BVI」)[1]	9,725,000,020	—	41.27%
(iv) 中國網通集團(BVI)有限公司(「網通BVI」)[2,3]	7,008,353,115	225,722,791	30.70%
(v) Telefónica S.A.(「西班牙電信」)[4]	—	1,972,315,708	8.37%
(vi) Telefónica Internacional S.A.U. [4]	1,972,315,708	—	8.37%

註：

1. 由於聯通集團和聯通A股公司直接或間接控制聯通BVI股東大會三分之一或以上表決權，根據該條例，聯通BVI的權益被視為聯通集團和聯通A股公司持有的權益並因而已被納入其中。

2. 網通BVI是聯通集團的全資子公司。根據該條例，網通BVI的權益被視為聯通集團持有的權益並因而已被納入其中。

3. 網通BVI直接持有7,008,353,115股本公司股份(佔已發行股本29.74%)。同時，根據該條例，網通BVI被視為擁有其作為受託人代表一名中國股東持有的225,722,791股本公司股份(佔已發行股本0.96%)。

4. Telefónica Internacional S.A.U.是西班牙電信的全資子公司。根據該條例，Telefónica Internacional S.A.U.的權益被視為西班牙電信持有的權益並因而已被納入其中。

除上表所列述外，於二零一零年六月三十日在按該條例第336條保存的名冊中，並無任何其他人仕在本公司的股份或相關股份中擁有權益或淡倉。

有關本公司的股本詳情載列於綜合中期財務資料附註12。

中期股息

董事會宣佈不派發截至二零一零年六月三十日止六個月期間的中期股息。

資產抵押

於二零一零年六月三十日，本集團沒有用固定資產抵押給銀行作為貸款擔保(二零零九年十二月三十一日：無)。

購回、出售或贖回公司上市股份

於截至二零一零年六月三十日止六個月期間，本公司或其附屬公司均未購回、出售或贖回本公司的任何上市股份。

董事會

於報告期間，本公司董事包括：

執行董事：

常小兵(董事長兼首席執行官)
陸益民
左迅生
佟吉祿

非執行董事：

Cesareo Alierta Izuel

獨立非執行董事：

張永霖
黃偉明
John Lawson Thornton
鍾瑞明
蔡洪濱(於二零一零年五月十三日獲委任)
吳敬璉(於二零一零年五月十二日退任)

董事資料之變更

以下是自本公司二零零九年年報刊發後若干董事的資料的變更：

- 張永霖先生獲委任為本公司薪酬委員會主席。
- 黃偉明先生辭任金山軟件股份有限公司的非執行董事職務。
- John Lawson Thornton先生退任英特爾公司的董事職務。
- 鍾瑞明先生獲委任為中國海外宏洋集團有限公司的非執行董事。

審計委員會

審計委員會的主要職責包括：審議並批准外部審計師的聘任、辭職和解聘；根據已確立的預審批框架預先批准由外部審計師提供的服務及其費用；監督外部審計師的工作及確定非審計服務對審計師獨立性的潛在影響；審閱季度、中期財務資料和年度財務報表；與外部審計師聯絡及討論在審計中發現的問題和建議；審閱外部審計師給管理層的信函和管理層的回應；及審閱關於本公司內部控制程序相關的報告。委員會每年最少舉行四次會議，協助董事會履行其對財務報表的審閱，以確保有效的內部控制及高效率的審計。

審計委員會已經與本公司管理層共同審閱本公司採納的會計政策及準則和本公司的內部控制程序，並已就本公司的財務申報事宜進行討論（包括審閱截至二零一零年六月三十日止六個月期間之中期財務資料）。

審計委員會成員包括黃偉明先生、張永霖先生、John Lawson Thornton先生、鍾瑞明先生及蔡洪濱先生（全部均為本公司之獨立非執行董事），並由黃偉明先生出任審計委員會主席。

薪酬委員會

薪酬委員會的主要職責包括：審議及批准本公司管理層提出的薪酬政策、董事及高級管理人員的薪酬方案以及公司股份期權計劃。薪酬委員會並根據董事會與首席執行官簽訂的業績合同，對首席執行官進行考核並決定其年終花紅，首席執行官則對其他管理層成員進行業績考核，並決定其年終花紅，再交由薪酬委員會進行審議。薪酬委員會每年最少舉行一次會議。

薪酬委員會成員包括張永霖先生、黃偉明先生、John Lawson Thornton先生、鍾瑞明先生及蔡洪濱先生（全部均為本公司之獨立非執行董事），並由張永霖先生出任薪酬委員會主席。

企業管治

1. 遵守企業管治常規守則

本公司致力於保持高水準之企業管治。本公司於截至二零一零年六月三十日止六個月期間，除以下方面，均遵守上市規則附錄十四所載之《企業管治常規守則》（「守則」）的要求：

(a) 根據守則條文A.2.1規定，公司董事長與行政總裁的角色及職責應有區分，而不應由一人同時兼任。董事會理解守則條文A.2.1原則為將董事會的管理從公司的日常經營管理中清晰區分，以確保權力和授權分佈均衡。

本公司自二零零四年十二月起由常小兵先生出任董事長兼首席執行官，並自二零零九年二月起由陸益民先生出任本公司總裁。常小兵先生一直負責主持本公司董事會和公司業務發展戰略和運營、管理的所有重大事務，而陸益民先生則負責本公司日常運營和管理等方面的工作。

董事會認為於現階段常小兵先生與陸益民先生已在職能上達至上述職責區分的目的，而該安排可更有效率地制定及實施本公司之策略，從而協助本公司進一步有效地發展其業務。

(b) 根據守則條文A.4.1規定，非執行董事應按指定任期委任，並須接受重新選舉。本公司非執行董事並非按指定任期委任，但需根據本公司的章程於股東大會上輪值告退，並由股東決定對他們重選。本公司所有董事均輪值退任，至少每三年一次。

2. 本公司董事進行證券交易之標準守則

本公司按照上市規則附錄十之「上市公司董事進行證券交易的標準守則」而制訂其「董事進行證券交易的守則」。本公司已作出特定查詢，本公司所有董事均確認彼等於二零一零年六月三十日止六個月期間，一直遵守有關之證券交易守則。

3. 二零零二年美國薩班斯－奧克斯利法案(Sarbanes-Oxley Act)(以下簡稱「索克斯法案」)404條款的要求

本公司高度重視二零零二年美國《薩班斯－奧克斯利法案》404條款的合規要求，有關法案包括要求美國證券市場上市的非美國發行人，其管理層要對與財務報告相關的內部控制，出具報告和聲明。有關的內部控制報告必需強調公司管理層對建立並維護充分和有效的與財務報告相關的內部控制系統的責任。管理層更須評估於年度結束時與財務報告相關的內部控制系統的有效性。

本公司管理層就本公司於二零零九年十二月三十一日對與財務報告相關的內部控制的有效性進行了評估，並作出於二零零九年十二月三十一日與財務報告相關的內部控制有效的結論。本公司獨立審計師亦在其審計報告內對本公司於二零零九年十二月三十一日與財務報告相關的內部控制有效性的評估出具無保留意見。管理層的評估及獨立審計師出具的審計報告已載列於本公司於二零一零年六月十八日存檔於美國證券交易委員會(United States Securities and Exchange Commission)的截至二零零九年十二月三十一日止年度之20-F表年報內。

4. 本公司企業管治制度與美國公司應遵循的紐約證券交易所上市規則有關企業管治規定的主要差異概述

作為一家同時在香港聯交所和紐約證券交易所兩地上市的公司，本公司受相應香港法律法規的約束，包括上市規則和香港公司條例，同時亦受相應美國聯邦證券法律法規的約束，包括一九三四年美國證券交易法修改案和薩班斯－奧克斯利法案。此外，本公司還須遵守紐約證券交易所上市規則中適用於非美國發行人的有關規定。但由於本公司為非美國發行人，無須完全遵從紐約證券交易所的所有有關企業管治的規定。

根據紐約證券交易所上市公司手冊第303A.11條規定，本公司已將本公司企業管治的執行與美國公司應遵循的紐約證券交易所有關規定之主要差異的總結在本公司的網站(www.chinaunicom.com.hk)上予以披露。

5. **上市規則附錄十六**

根據上市規則附錄十六之《財務資料的披露》第四十段，除了在此報告已作披露者外，本公司確認有關附錄十六第三十二段所列事宜的現有公司資料與本公司二零零九年年報所披露的資料並無重大變動。

僱員及薪酬政策

於二零一零年六月三十日，本集團於中國大陸、香港及其他國家分別約有214,400名、190名及40名在職員工，另於中國大陸約有95,100名市場化臨時性用工。截至二零一零年六月三十日止六個月期間，僱員薪酬及福利支出約為人民幣115.7億元(截至二零零九年六月三十日止六個月期間：人民幣105.5億元)。本集團盡力保持僱員薪酬水平符合市場趨勢並保持競爭力，僱員之薪酬乃根據本集團之薪金及花紅制度因應僱員表現而釐定。本集團亦為員工提供全面性的福利計劃及事業發展機會，包括退休福利、住房福利、按個別需要提供的內部及外間培訓課程。

前瞻性陳述

本中期報告包含一九三三年證券法案(經修訂)第27A節以及一九三四年證券交易法案(經修訂)第21E節所述的若干前瞻性聲明。這些前瞻性聲明包括但不限於以下內容：本公司的競爭地位；本公司的戰略和計劃，其中包括本公司的網絡、產品與服務、營銷等方面的(尤其是與3G業務相關的)戰略和計劃；本公司未來的經營情況，其中包括未來的財務業績，現金流，融資計劃與股息；對本公司新的以及現有產品與服務(特別是3G服務)需求的未來增長，以及這些產品與服務的商機；以及中國電信業未來監管與其它發展。

「預計」、「相信」、「可能」、「估計」、「打算」、「也許」、「尋求」、「將要」等與本公司相關的類似表達用於表達若干前瞻性聲明。本公司不打算更新這些前瞻性聲明。

本中期報告中載有的前瞻性聲明，本質上取決於重大風險與不確定性。另外，這些前瞻性聲明為反映本公司當前對未來事件的看法，並不是對本公司未來業績的擔保。實際結果可能與本前瞻性聲明中明確或隱含的內容存在實質性差異，這些差異是由許多因素所導致的，包括但不限於以下因素：

- 中國電信業監管體制與政策的變化，其中包括主要行業監管機構工業及信息化部(MIIT)、國有資產監督管理委員會以及中國其它相關政府機構的監管政策的變化；

- 中央政府發放3G牌照引發的中國電信業的變化；
- 中國相關政府機構降低資費以及其他優惠政策所產生的效果；
- 電信、相關技術以及基於這些技術應用方面的變化；
- 對電信服務(尤其是3G服務)需求的程度；
- 來自更開放的市場的競爭力量，以及面對來自現有電信公司及潛在的新的市場加入者的競爭下，本公司保持市場份額的能力；
- 對本公司電信服務的需求及價格的競爭影響；
- 資本的可用性、期限及部署，以及在資本支出方面的監管與競爭情況的影響；
- 隨著本公司與中國網通集團(香港)有限公司完成合併後的重組與整合的影響；
- 本公司就無線市話(PHS)業務相關的戰略方面預期調整的影響；
- 從本公司的母公司收購若干電信業務與資產的影響，其中包括二零零九年一月收購中國南方21個省份固網業務的影響；
- 本公司已編制的預計財務信息以及支本性開支計劃的假設條件的情況變化；
- 中國政治、經濟、法律及社會條件的變化，其中包括中國政府在近期全球經濟衰退形勢下對經濟增長、外匯管制、外國投資活動與政策、外國公司進入中國電信市場以及中國電信業的結構性變化；及
- 從近期放緩的國內外經濟活動中復蘇的情況。

請同時參照本公司最新向美國證券交易委員會呈交之根據20-F表規格準備的美國年報中「風險因素」一節。

承董事會命
朱嘉儀
公司秘書
香港，二零一零年八月二十六日